2003
ANNUAL REPORT



"Our Strength Is In Our People..."

findwhat®.com

2003

FindWhat.com's Global Footprint

findwhat.com

Miva®

espotting™ **

COMET SYSTEMS



* Announced private label partnerships.
** Announced merger with Espotting, expected to be completed in Q3 2004, subject to the satisfaction or waiver of closing conditions.

About FindWhat.com

FindWhat.com creates and offers proprietary performance-based marketing and commerce enabling services that help online businesses of all sizes throughout the business cycle: finding, getting and keeping customers. Its marketing division creates online marketplaces where buyers are introduced to sellers at exactly the right moment, when they are searching for products and services on the Internet; this introduction is based on a bid-for-position, pay-per-click, keyword-targeted advertising service. FindWhat.com offers this service directly to advertisers through the FindWhat.com Network™, and offers a private label version of this service to large companies and portals worldwide, including Lycos and Mitsui & Co., Ltd. In addition, FindWhat.com operates a merchant services division which includes Miva®, a leading online platform of software and services for small to medium-sized enterprises (SMEs). With its easy-to-use, highly customizable and integrated browser-based point and click business creation software and a vast partner network, Miva is focused on helping to create and enhance online business and marketing services for SMEs. FindWhat.com also develops direct relationships with Internet users through its Comet Systems division. Comet Systems is a leading provider of connected desktop consumer software offering Internet users a variety of personalization products that help people use the Internet; such as customizable cursors, pop-up blockers and search toolbars that deliver highly targeted listings.

More information on FindWhat.com is available on the Company's website at http://www.FindWhat.com.

Forward Looking Statements

This annual report contains certain "forward-looking statements" that are based upon current expectations and involve certain risks and uncertainties within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words or expressions such as "plan," "intend," "believe," or "expect," or variations of such words and similar expressions, are intended to identify such forward-looking statements. Key risks are described in FindWhat.com's reports filed with the U.S. Securities and Exchange Commission. Readers should note that these statements may be impacted by several factors, including economic changes and changes in the Internet industry generally and, accordingly, FindWhat.com's actual performance and results may vary from those stated herein, and FindWhat.com undertakes no obligation to update the information contained herein.

To Our Stockholders,

We are pleased to report that in 2003 our company posted record-breaking results and garnered an extraordinary level of recognition from an industry, as well as a Wall Street, perspective. However, in future years, we believe 2003 will be remembered as the year that set the stage for a significant transformation of FindWhat.com. We expanded our capabilities and announced several partnerships, deals, mergers and acquisitions in 2003 while dramatically increasing our revenues and profits. In 2004, we are launching and integrating these announced agreements, and entering into additional relationships, creating greater diversification and more avenues for growth.

Before we outline our plans for 2004 and beyond, let us note some of the highlights from last year, which have led to our impressive performance and have positioned FindWhat.com to take major steps forward in becoming both a global leader in performance-based advertising, and a provider of a robust suite of services to businesses looking for customers online.

Offering the Right Service the Right Way. Online advertisers continue to shift to performance-based alternatives to reach U.S. shoppers who are increasingly researching and buying products and services on the Internet. Unlike impression-based advertising, where the marketer pays for every listener, viewer or reader exposed to the ad – whether or not the ad actually interested the person listening, watching or reading – we only receive payment when an Internet user interacts with, and clicks on, one of our advertiser's listings. According to the Interactive Advertising Bureau (October 2003), spending on "pay-per-click" and other performance-based advertising has increased year-over-year from 12% of all online advertising spending in 2001, to 21% in 2002, to 37% in 2003. Most performance-based advertising consists of paid listings, where a title and description of an advertiser's site only appears if the user has indicated an interest in a keyword that is relevant to the advertiser's website. We believe keyword-targeted paid listings are among the best forms of advertising available, given that advertisers only pay for each visitor, and each visitor is a highly targeted, pre-qualified prospect for what the advertiser is selling. As consumers increase their shopping online, advertisers both large and small are increasing their online advertising budgets in order to avail themselves of our services. According to the U.S. Department of Commerce (February 2004), retail e-commerce sales grew 26.3% in 2003 to $55 billion, on the heels of 25.7% growth in 2002, and a 22.1% increase in 2001.

In conjunction with these industry trends, we increased revenues by 69% in 2003, to $72.2 million. Our success, and the success of keyword-targeted paid listings in general, have led to increased attention to our sector. Despite new entrants to our sector, we have continued to succeed due to our commitment to both our advertisers and our distribution partners. With our years of expertise, we believe our team leads the industry at serving these two groups, especially smaller marketers and traffic sources, which require additional resources in managing their online businesses. In 2003, we improved our service both by expanding our personnel and improving technologically, introducing new advertiser tools and new ways to match advertiser listings with user queries without sacrificing the targeted nature of our service. Our successes to date with advertisers and distribution partners have formed the foundation that we are now building upon, to follow our vision of expanding our services and global footprint, as discussed in greater detail below.

Increasing Recognition. At the close of 2002, most institutional investors were not aware of FindWhat.com. By the close of 2003, research analysts from nine different investment banks posted First Call estimates for our company, and institutions held 56% of our shares. We were ranked seventh on the 2003 Deloitte Technology Fast 500 list – the annual list of the fastest growing technology companies in North America – with a five-year revenue growth rate of 72,451%. In addition, our Chairman, President and CEO, Craig Pisaris-Henderson, was awarded the 2003 Ernst & Young Florida Entrepreneur of the Year in the "emerging" category, an award that is a credit to the entire FindWhat.com team.

Performing at Industry-Leading Levels. Despite dramatically expanding our capabilities to focus on a broader set of opportunities, we maintained industry-leading operating margins of 25%, growing operating income 68% over 2002. We also increased cash flow from operations to $15.5 million from $11.7 million in 2002, despite becoming a full taxpayer for the first time in 2003, and we ended the year with approximately $59.2 million in cash and cash equivalents with no long-term debt.

Capitalizing on Our Success. Perhaps most importantly, we capitalized on the opportunities that our success has created, signing strategic "private label" deals with two of the largest companies in the world, Mitsui & Co., Ltd. and Verizon, as they sought and found a partner to help them enter the online paid listings sector in Japan and the local U.S. market, respectively. We believe the combination of Mitsui's and Verizon's impressive brand power and resources with our operational and technical expertise in online marketing can create exposure to new revenue opportunities with far less risk than if we were to pursue those markets on our own. We believe our proven track record also led two different companies to endeavor to join the FindWhat.com team: Espotting, one of the leading performance-based marketing companies in Europe, and Miva, a leading supplier of e-commerce software and services to small and medium-sized businesses. We were able to recruit a number of highly talented individuals to join our company, and ended the year with 161 people, up from 115 at the end of 2002. By the end of 2004, we anticipate our team will grow to over 450 across three continents as we launch our new private label initiatives and integrate new team members from Miva, Comet and, assuming a successful closing, Espotting.

Future Growth Strategy. As we discussed in our letter to you last October, we intend to pursue three avenues of growth in the future: 1) grow our performance-based advertising business in the U.S., 2) expand that business geographically and to new vertical marketplaces and 3) leverage our existing relationships to offer additional services, helping businesses throughout the customer lifecycle to find prospects, get those prospects to convert into paying customers and keep those customers through retention-based marketing strategies. Our deals with Mitsui, Verizon, Espotting and Miva, along with transactions announced thus far in 2004 – the acquisition of Comet Systems, a joint venture with Thomas Global Register and a relationship with Ingenio to offer Pay Per Call advertising online – fit our strategy and should help us diversify revenue streams and widen our opportunities for continued expansion. Below we discuss our vision of how these transactions fit together, and how we expect to manage a larger, more diversified, global company.

FindWhat.com Network / Private Label. Our historical success has come from continually adding advertisers and distribution partners to the FindWhat.com Network, a national paid listings service in the U.S. We believe online advertisers in an increasing number of geographic regions and industry sectors will discover, and demand, the benefits of performance-based paid listings, causing aggregators of these advertisers and the audiences they want to reach to consider offering such paid listings. While we have developed sophisticated processes, our business model is relatively simple – we allow advertisers to bid against each other to have their listings rank highly for the keywords or categories that are most relevant to their businesses, and only pay for each prospect that clicks on their ads. However, there are technical and operational intricacies that can be difficult to master. We believe we often are in a better position to duplicate what we do for a new geography or vertical market, and provide the service faster, better and more efficiently than a leader in that space could do on its own. To date, four recognized leaders have agreed and have joined forces with Findwhat.com to offer performance-based paid listings on a private label basis to their advertising clients and those who seek out their content. Lycos was first in 2002, followed by Verizon, which launched a pay-per-click service to their hundreds of thousands of advertisers and millions of online yellow page users in March 2004. Still to come in 2004 are Mitsui, which plans to launch a paid listings service in Japan in mid-2004, and Thomas Global Register, which has formed a joint venture with us to offer paid listings to the global industrial business-to-business online marketplace that is expected to launch in the second half of 2004. The team members that run our FindWhat.com Network are in the best position to execute and manage these private label initiatives, as they build on the skills, technology, and infrastructure we have established in the U.S.

Espotting Network. As we note above, expanding into new geographies builds on the domestic foundation established over prior years. However, entering new markets through private label partnerships may not be the best route if an industry leader is currently established. With our planned merger with Espotting, we look forward to joining forces with an experienced pan-European leader in paid listings, increasing our global footprint and leveraging our combined expertise across 11 countries on three continents. Due to our common corporate cultures of seeking out and developing best practices on behalf of our clients, as well as the similarities in our business infrastructures, we believe the combination represents the optimum opportunity to become a global leader in performance-based marketing and commerce enabling services. The Espotting Network has several avenues for growth beyond adding advertisers and distribution partners, including private label deals for leading companies in Europe, and expanding paid listings to other platforms beyond the Internet, as the FindWhat.com Network plans to do with our recently announced Pay Per Call initiative with Ingenio. Europe comprises many cultures, languages, currencies and ways of doing business. We believe Espotting's locally-oriented approach has been a key factor to their success, and we expect the Espotting team to continue to take the lead in expanding their business, while sharing information and processes with the FindWhat.com Network, to make sure we are leveraging the best of both services.

Merchant Services. As indicated by its rapid growth, performance-based advertising is a proven way for online businesses to find qualified prospects for their companies, and on a combined basis, the FindWhat.com Network and our private label initiatives deliver millions of prospects to commercial websites every week. In the past, once these users landed at our advertisers' sites, our role ended. We believe we can broaden our range of services to help online businesses get those prospects to become paying customers, and then keep those customers returning, while providing analytical feedback which continually improves the process. This "Find-Get-Keep" strategy led us to our purchase of Miva, which closed on January 1, 2004, and our creation of a merchant services division. This new division is focused on business-to-business offerings for the entire lifecycle of a customer, expanding well beyond our traditional role. Miva helps businesses convert prospects to customers through software the businesses can use to create a customized online storefront with shopping cart functionality (Miva Merchant), to interface with credit card companies to allow online payment (Miva Payment), and to interface with accounting software to keep track of revenue and expenses (Miva Synchro). Miva's platform also offers the ability to find prospects via the FindWhat.com network (Miva Marketplace, relaunched in April 2004) and manage opt-in email lists to keep customers coming back (Miva Mailer). We plan on increasing the suite of services we can provide to online businesses, especially smaller and medium sized entities, through Miva and potentially other acquisitions. In part, this will include leveraging the relationships that our other divisions have with numerous online businesses, and taking advantage of the analytical and other key information that we can provide to online businesses by now having the capability to assist them throughout the customer lifecycle.

Primary Traffic. When we first launched the FindWhat.com network in 1999, we sought to attract Internet users directly to our FindWhat.com website. We soon realized that building a distribution network of partners, who all were focused on building their own traffic, was a faster and far more efficient way for us to grow the number of Internet users with access to our advertisers' listings. Over the last few years, by working with our distribution partners, we have developed enormous expertise in the many ways to generate paid listings revenue from a number of different types of websites and applications. As a result, we have become an integral part of many of our distributions partners' businesses, helping them grow their companies beyond what they could do on their own and becoming more than just a supplier of outsourced advertising revenue. Today, we see an opportunity to have a direct relationship with Internet users by acquiring various sources of traffic, and thereby learning even more about how to maximize paid listings opportunities on the Internet – for the benefit of both our distribution partners and our advertisers. Our acquisition of Comet Systems in March 2004 was the first step in this strategy. Comet is a leading provider of connected desktop consumer software, offering Internet users the ability to personalize their computer screen, for example, by turning their standard arrow shaped cursor to a heart or the image of a popular cartoon character or celebrity. Comet also offers search results to their users, and earns a share of the revenue generated if one of their users clicks on a paid search listing. As with Espotting and Miva, we see the Comet team, many of whom have been with Comet five years or more, as experts in a market that is growing rapidly. We plan on integrating paid listings from the FindWhat.com and Espotting networks and other sources into Comet's search results and learning from the Comet team's expertise in communicating directly with the consumer and delivering paid listings at the right time in the right setting. This should lead to greater revenue opportunities for many of our advertisers and distribution partners. We continue to evaluate additional ways to aggregate direct relationships with consumers, for what we call "primary traffic," in the various markets we serve. Our efforts should not be construed as a departure from the model of aggregating traffic through a network of distribution partners – we believe that the Findwhat.com Network has to offer the best tools, service and support available to distribution partners to compete in our sector, and we intend to continue to provide what our partners need and have come to expect. We believe having more primary traffic, and learning more about how Internet users interact with paid listings, will enable us to offer a higher level of service to our distribution partners.

Additional Transactions. We recognize that rapid expansion can be difficult to manage, and we believe our primary focus must continue to be on operational and financial execution. With the addition of our new team members, each experts in their given sectors, we believe the transactions described above strengthen our team and increase our capabilities in focusing on new areas of our business. As we look at new opportunities that fit our strategy, our philosophy is to concentrate on companies with common corporate cultures that we believe are successful and growing at a similar rate to what we expect from ourselves. If indeed we do find those commonalities, we will strive to consummate equitable transactions that we believe make the combined company more successful than either entity would be on its own by leveraging the skills, knowledge, resources and relationships of both parties.

In conclusion, we want to thank those most responsible for our success, our operating team. We firmly believe "our strength is in our people." As we expand globally and bring new team members into our company we expect nothing less than a 100% commitment to provide the best products and services we can, in the most efficient ways possible. We view each team member and operating division as experts in their respective roles, with a deep understanding of the details that differentiate our company in their particular geography or market sector. We strive to maintain clear goals, strong financial controls and operating processes, and as much support and cross-pollination of ideas and information as possible, creating teams that comprise the best of what we can offer. We look forward to reporting to you on our progress as we continue to expand what we do and where we do it, and we thank you for support.

Craig A. Pisaris-Henderson
Chairman, Chief Executive Officer, President

Phillip R. Thune
Chief Operating Officer, Chief Financial Officer

April 22, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2003

Commission File Number: 0-27331

FINDWHAT.COM
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	**88-0348835** (I.R.S. Employer Identification No.)

5220 Summerlin Commons Blvd
Fort Myers, Florida 33907
(Address of principal executive offices, including zip code)

(239) 561-7229
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.001 par value (Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for at least the past 90 days.
Yes √ No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [√]

The aggregate market value of the Registrant's common equity held by non-affiliates of the Registrant was approximately $267,000,000 on June 30, 2003.

There were 21,598,092 shares of the Registrant's Common Stock outstanding on January 31, 2004.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes X No____

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 2003. Portions of such proxy statement are incorporated by reference into Part III of this Form 10-K.

PART I

Forward-Looking Statements

This document contains certain forward-looking statements that are based upon current expectations and involve certain risks and uncertainties within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words or expressions such as "plan," "intend," "believe," "project," or "expect" or variations of such words and similar expressions are intended to identify such forward-looking statements. Key risks are described in our reports filed with the U.S. Securities and Exchange Commission. Readers should note that these statements may be impacted by several factors, including economic changes and changes in the Internet industry generally and, accordingly, our actual performance and results may vary from those stated herein, and we undertake no obligation to update the information contained herein.

ITEM 1. BUSINESS.

Overview

We are focused on providing smart, efficient and productive services to online businesses, helping clients of all sizes throughout the business lifecycle. We both find prospects for our clients, and help our clients get those prospects to become paying customers that keep coming back.

To accomplish this full circle e-commerce offering, we currently provide three primary, proprietary services: the FindWhat.com Network™, a performance-based, keyword-targeted advertisement service that distributes advertisements throughout the Internet each day; a private label service, which offers large companies the opportunity to brand and sell their own performance-based, keyword-targeted advertising service using our turn-key operation, or parts thereof; and a set of merchant services, which are commerce enabling products and services that help online businesses capitalize on opportunities unique to transacting business on the Internet, including Miva Merchant™, a leading e-commerce development system that a merchant can use to create a complete online store within an existing website or when creating a new website.

We maintain an Internet website at http://www.findwhat.com. We make available free of charge on our website our annual reports on Form 10-K, our quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Information on our website is not incorporated by referenced into this report.

Company History

We were organized under the laws of the State of Nevada in October 1995 under the name Collectibles America, Inc. and, in June 1999, we merged with BeFirst Internet Corporation, a Delaware corporation. As a result of the merger, the stockholders of BeFirst Internet Corporation acquired control of us and BeFirst Internet Corporation became our wholly owned subsidiary. On June 17, 1999, we changed our name from Collectibles America, Inc. to BeFirst.com. In September 1999, we changed our name from BeFirst.com to FindWhat.com and commercially launched the FindWhat.com Network. We initiated our private label service in September 2002 by providing a bid-for-position, pay-per-click, keyword-targeted advertisement service for Terra Lycos's Lycos and HotBot.

On September 25, 2003 we announced the signing of an agreement with Mitsui & Co., Ltd. to power a keyword-targeted advertisement service in Japan, which is expected to launch in the second quarter of 2004.

On December 3, 2003 we announced the signing of a private label contract with Verizon Information Services. Under the terms of the revenue sharing-based licensing agreement, we provide the technology and business operations expertise to support enhanced local SuperPages.com advertising services which launched March 1, 2004.

On January 1, 2004 we acquired all of the outstanding stock of Miva Corporation, a leading supplier of e-commerce software and services to small and medium-sized businesses, based in San Diego, California. We issued Miva stockholders approximately 165,000 shares of our common stock and paid them approximately $2.7 million in cash, and we assumed approximately $2.5 million in Miva liabilities.

On June 17, 2003, we entered into an agreement to merge with Espotting Media Inc., a leading provider of performance based Internet marketing services in Europe. On February 9, 2004 we announced the signing of an amended merger agreement with Espotting. Under the amended terms of the Espotting transaction, Espotting's stockholders will receive approximately 7.0 million shares of our common stock and approximately $20 million in cash, subject to adjustment. Additionally, the agreement calls for us to issue options and warrants to purchase approximately 800,000 shares of our common stock to Espotting's employees and affiliates. Closing of the transaction is conditioned upon regulatory filings and approvals, shareholder approvals by both companies, the absence of a material adverse change in the companies' businesses, the meeting of certain requirements before and until the closing date, and other closing conditions. As a result, the merger may be consummated on significantly different terms or not at all. Assuming the fulfillment of these conditions and the receipt of all approvals, we would expect to close the merger in the third quarter of 2004.

On February 23, 2004, we entered into an agreement to acquire Comet Systems, Inc., a leading provider of connected desktop consumer software. Under the terms of the acquisition agreement, Comet stockholders will receive approximately $8.5 million in cash, which is subject to adjustment based on the value of Comet's closing date current net assets, plus $15.0 million in our common stock, and up to an additional $10.0 million in cash based on Comet's operating performance in 2004 and 2005. Closing of the transaction is conditioned upon approval from Comet's shareholders, the absence of a material adverse change in the companies' businesses, receipt of a favorable tax opinion, and other customary closing conditions. As a result, the acquisition may not be consummated or may be consummated on significantly different terms. Assuming the fulfillment or waiver of these conditions, we expect to close the acquisition within 60 days of February 23, 2004.

Industry Overview

We believe all online businesses, no matter their size and especially those that rely on their websites for revenue or to disseminate information about their products and services, are constantly seeking to reach online users. We believe more and more online advertisers are turning to performance-based advertising to fulfill their Internet marketing objectives.

Historically, advertising, including most online advertising, has been impression-based, meaning that advertisers are charged based on the number of viewers, listeners, readers or users who are potentially exposed to their ad, with no guarantee that the ad was seen, heard or read. With the inherent accountability of the Internet and the decreasing attention paid to banner ads, online advertisers are increasingly demanding performance-based advertising alternatives, where advertisers only pay for every visitor, or click-through, who either gets to the advertisers' websites, or who registers for or buys the products or services offered. According to the Interactive Advertising Bureau (IAB), 33% of all U.S. online advertising spending in the first half of 2003 was performance-based, up from 15% in the first half of 2002.

Internet advertisers can select from a variety of performance-based advertising alternatives, including pay-per-click banner display advertisements, e-mail and pop-up campaigns. However, performance-based, keyword-targeted search-based advertisements have grown faster than most other alternatives. One advantage of keyword-targeted ads is that they get an advertiser's message in front of prospects at the time that a prospect has shown he or she is interested in what the advertiser has to offer, either because the prospect has searched for the keyword, clicked on a directory link, or has visited a site that relates to that keyword. As a result, advertisers have increased the allocation of their online marketing budgets that is spent on keyword-targeted, search-based advertisements (or "keyword search"); according to the IAB, keyword search accounted for 29% of total online advertising revenue during the first six months of 2003, compared to 8% during the first six months of 2002. According to US Bancorp Piper Jaffrey in March 2003, revenue from keyword search in the United States will grow from approximately $1.0 billion in 2002 to $6.0 billion in 2007, and globally will grow from approximately $1.2 billion in 2002 to $7.0 billion in 2007.

Internet users and advertisers alike have come to rely on browser applications, customized downloadable applications and websites which provide Web directories, search engines or contextually relevant listings as ways for buyers of certain products and services to find the companies that provide those items. These applications and websites enable consumers and businesses to find a listing of advertiser websites matching a descriptive word or phrase, while offering advertisers exposure to a highly relevant Internet audience that has already indicated an interest in their products or services. However, in order to attract and keep users, many of these applications and websites have created additional tools and a vast array of content and services that are costly to build and maintain. Many are small, and need expert, reliable assistance in generating revenue and managing the sources of their traffic.

Online merchants need to ensure that they take advantage of visitors to their websites. While it is one thing to find prospects, it is entirely another to convert them to paying customers and keep them as loyal and repeat clients.

We believe Internet users, the applications and websites serving both Internet users and advertisers, and online businesses from both an advertising perspective and a general online merchant perspective face the following challenges:

- ***Internet users' unmet commercial search requirements.*** Businesses and consumers increasingly are capitalizing on the efficiency and interactive nature of the Internet to research and purchase goods and services. However, the number of commercial websites on the Internet is extremely large and growing rapidly, and finding the exact product or service desired among the billions of web pages available on the Internet can be frustrating and time-consuming. To find what they are looking for, some Internet users rely on browser applications, customizable downloadable applications or websites that offer listings from search engines. However, search engines that determine their commercial results using human editors can suffer from links to commercial sites that no longer exist or that have materially changed their content. Search engines that determine their commercial results through automated programs can have the same problem, and may also provide confusing listings because the titles and descriptions have been generated by an automated process, without human review. Additionally, in some cases, the process for assigning results to commercial queries by traditional search engines may generate irrelevant results, due to manipulation by websites that are not relevant for the keyword entered. We believe that when looking for sites that sell products and services, Internet users want the most relevant listings of commercial websites and listings that are easy to read.

- ***Ineffectiveness of traditional Internet advertising.*** Traditionally, Internet advertising has been in the form of banner or sponsorship advertising, which is typically priced on a cost per thousand impressions (CPM) basis where advertisers pay for viewers. Advertising with large portals or other high traffic websites is typically expensive and available only to relatively large advertisers, which limits the number of Internet advertising opportunities, especially for small to mid-sized businesses. We believe the pay-per-view, or pay-per-impression, model does not efficiently exploit the advertising potential and accountability of the Internet because advertisers are paying for viewers who may not be interested in their products or services.

- ***Need by browser applications and websites which provide Web directories, search engine, or contextually relevant listings to fund their offerings to Internet users and capitalize on advertiser demand for performance-based, keyword-targeted advertisements.*** In order to attract Internet users, browser applications and websites need to create compelling tools, functionality and content. This is expensive and time-consuming, especially because the competition for Internet users' attention is intense. These applications and websites need a revenue source to fund the cost of attracting and retaining Internet users, preferably a revenue source that capitalizes on both the demand by Internet users for high quality, relevant commercial listings, and the demand by online advertisers of all sizes for performance-based, keyword-targeted advertisements.

- ***Need by large portals and high traffic websites to create deeper relationships with large numbers of advertisers, in order to attract interest in the advertising services they offer.*** While most browser applications and websites which provide Web directories, search engines or contextually relevant listings are small or medium-sized businesses, and have limited sales capabilities, the largest portals and high traffic websites do have extensive sales forces and offer a variety of advertising services. We believe large portals and high traffic websites recognize the opportunity to offer their own performance-based, keyword-targeted advertisement service, but do not have the capability or interest to manage the advertisers that would be interested in such a service, including the time and expense required for reviewing advertisers' listings for relevancy and ensuring that advertisers are only charged for legitimate click-throughs. However, traditionally, if they outsource the management of keyword-targeted advertisements, they often lose the opportunity to have a direct relationship with those advertisers, some of which may be candidates for the portal or high traffic website's other advertising services.

- ***Desire by large companies to capitalize on the demand for effective advertising with their leadership position in particular geographies and markets.*** Large companies who have become leaders in their respective geographies and/or markets typically have done so by focusing on their core competencies, and when desiring to grow their business by branching out into entirely new products, services and/or markets, relying on a smart acquisition strategy, or forming strategic alliances with partners who have the knowledge, experience and expertise in that product, service and/or geography. These companies base their choice on the typical barriers to entry, such as competition, access to technology, legal and trademark issues, start up costs and development time. Additionally, the company has to decide if they have the time or interest in managing numerous advertisers and their potentially millions of advertisements, and monitoring the quality of both the advertising and the traffic. An additional and important consideration to forming any strategic partnership is whether the partner is a fully independent partner or is one that already is, or could become, a chief competitor.

- ***Ability for small to mid-sized enterprises (SMEs) to develop a cost-effective, smart e-commerce solution.*** The cost to develop, host and maintain a website, especially an e-commerce website, can be high. There are a myriad of options to choose from in putting together an e-commerce website, and many require highly technical or strategic knowledge in order to choose and execute the optimal solution. Leading barriers to e-commerce that any merchant must address include: secure data and order collection, online payment processing, fraud protection, merchant banking services, web hosting, web design and maintenance, web site promotion, product management, product marketing and customer service. Without guidance, or specific technical and strategic knowledge, the business individual or smaller-sized company is at a disadvantage to compete with larger companies, which may have greater resources to handle each of the issues faced in launching and maintaining a profitable business online.

The FindWhat.com Solution

The FindWhat.com Network

The FindWhat.com Network is an online marketplace that connects businesses with entities that are likely to purchase specific goods and services from the businesses' websites and provides an additional revenue stream to browser applications and websites which provide Web directories, search engines or contextually relevant listings. We view the FindWhat.com Network as similar to the Yellow Pages in the offline world; as a tool for people or businesses that are actively looking to research or purchase goods or services. While our advertisers' listings are available at our website, their listings are primarily viewed by people using our distribution partners' websites and browser applications. We distribute the listings our advertisers have placed with us to hundreds of high traffic websites and applications, including search engines like CNET's Search.com and Microsoft Internet Explorer Autosearch. Many of these distribution partners which offer full search functionality combine search results from other providers with our listings to offer a search experience that can satisfy an Internet user's query, whether it was research-based or e-commerce-based.

Advertisements from the FindWhat.com Network are rank-ordered through a competitive bidding process in which each advertiser's bid represents the amount it will pay us for each visitor, or "click-through," we send to the advertiser's website. The advertiser with the highest bid is listed first in the search results, with the remaining advertisers appearing in descending order of their bids. Because advertisers must pay for each click-through to their website, we believe that they select and bid only on those keywords or phrases which are most relevant to their business offerings. We also employ relevancy algorithms that consist of an automated editing program and review by our editorial staff to ensure that advertisers do not bid on irrelevant keywords.

Benefits for Internet Users

- ***Matching buyers with sellers.*** We believe that the bid-for-position, pay-for-performance model delivers a better and more relevant list of commercial sites for Internet users looking for a product or service, because companies actively promoting and selling the desired goods and services are positioned first within the list of FindWhat.com keyword ads. The occurrence of dead links is extremely rare because advertisers remove any of their keyword-targeted ads that are inactive to avoid paying for traffic they cannot use. Our advertisers write their own titles and descriptions following our advertising guidelines, which were created to ensure the best user search experience, and prior to becoming active, the titles and descriptions are reviewed by our editors.

- ***A robust database.*** Thousands of advertisers and their agencies are bidding on keywords within the FindWhat.com Network creating a robust database, which allows us to provide users of our distribution partners' websites and browser applications with highly relevant lists of commercial websites. In addition, we recently introduced our IntelliMap process so that if an Internet user enters a variant of a common word or phrase (such as a misspelling) when looking for a product or service, we can provide a list of FindWhat.com advertisements. This serves to broaden our coverage of potential commercial queries, and drive more qualified visitors to our advertisers.

- ***Accessibility.*** Through our distribution partnerships, the FindWhat.com database has wide accessibility for online users. Our listings are primarily viewed by people using our distribution partners' websites and browser applications, which allows Internet users the opportunity to access advertisements within the FindWhat.com database without having to visit the FindWhat.com website.

- ***High quality search results.*** The FindWhat.com Network is dedicated to delivering high-quality keyword ads as a result of an Internet user's search query. As such, we have written and strictly enforce advertising guidelines to try to ensure high relevancy standards.

Benefits to Advertisers

- ***Delivery of the target market.*** The FindWhat.com Network enables marketers to target their message directly to the prospects who are shopping for products or services in their category. Our advertisers accomplish this precise targeting of qualified prospects by bidding to reach Internet users who have expressed their interest in the advertisers' product and service offerings, usually by typing in or clicking on related keywords or phrases, or by visiting sites that indicate the users' interests.

- ***Simplified Campaign Management.*** We strive to make advertising with FindWhat.com as simple as possible. In early 2003, we introduced a suite of automated campaign management tools, called FindWhat.com CruiseControl, that allows advertisers to monitor, track, organize, budget, direct and manage their keyword campaigns, making bidding easier. Through our IntelliMap process, advertisers do not need to bid on every variant an Internet user might use to search for an item; instead, many searches that are essentially the same are mapped together to a single term.

- ***Widespread Distribution.*** By bidding into the top positions for keywords or phrases, an advertiser's keyword ad will appear on the websites of distribution partners in our network. Our network includes primarily smaller online entities, including category-specific websites, which generate very targeted prospects for our advertisers' sites, leading to high returns on our advertisers' spending with us. As we increase the distribution of our keyword-targeted ads, our advertisers have the opportunity to get their messages to a greater percentage of Internet users, and to receive additional qualified visitors to their websites.

- ***Control.*** The advertiser maintains control over their keyword ads within the FindWhat.com Network. Our clients can access their account and change or edit their company or product description at any time. We believe this capability is particularly useful to advertisers when they are running promotions or are featuring certain seasonal or holiday items or services. Also, the suite of tools found within FindWhat.com CruiseControl allows advertisers to automate the control process by plugging in simple parameters that meet the advertisers' objectives.

- ***Ease of use.*** We believe that the FindWhat.com advertiser interface is easy to access and use. Advertisers can establish an account directly online with no human intervention, or they can access a customer service representative via email, online chat or a toll-free number. Through our Account Management Center, advertisers can manage their accounts themselves, 24 hours a day, seven days a week.

- ***Reasonable start-up costs.*** Barriers to opening an account with us are low. Any company with a website can utilize our services. Participation in the FindWhat.com Network requires a minimum deposit of $25 (which is 100% applied to click-throughs on that account). The account is then charged for each visitor who clicks through to the advertiser's website. The minimum starting bid for a click-through on a specific keyword is currently $0.05.

- ***Efficiency, accountability and evaluation.*** We believe we bring efficiency and accountability to the purchase of Internet advertising and address what we believe is the most common objection marketers have when considering any advertising expenditure—knowing what they are getting for their money. Advertisers can pick all of the keywords that are relevant to their business, as verified by our editors. With our open, automated bidding system, advertisers can judge the value of paying for a premium position. The Account Management Center shows advertisers what other advertisers are bidding for any specific keyword, and allows them to make competing bids. The bidding for keywords is automated in a real time environment, so that changes are processed quickly, typically within a few minutes. Through the Account Management Center, advertisers can control and track these bids, the placement of their keyword ads, their total expenditures, and their cost per visitor. As a result, advertisers can easily determine and work to improve the return on their advertising investment with us. With the addition of our AdAnalyzer tool, our advertisers have access to a free post-click analytical tool that can tell them how well their keyword campaign is doing, down to return on investment by keyword. This furthers the accountability of advertising on the FindWhat.com Network and allows advertisers to optimize their campaigns based on conversion data by keyword.

- ***Pay for performance only.*** With FindWhat.com, advertisers pay only for the prospects that come to their sites. We believe the pay-per-click model delivers the type of accountability advertisers are seeking from their online marketing campaigns.
- ***High quality advertising.*** We are dedicated to delivering high-quality traffic to our advertisers' websites. We employ an integrated system of numerous automated and human processes that continually monitor traffic quality, often eliminating any charges for low quality traffic proactively from the advertisers' accounts. We enforce strict guidelines with our Network partners to ensure the quality of traffic on the system.

Benefits to Browser Applications and Websites which Provide Web Directories, Search Engines or Contextually Relevant Listings

- ***Sustainable, recurring, high margin revenue.*** By including FindWhat.com Network keyword ads, our distribution partners can earn revenue from their users who are interested in finding products or services. Because we handle all of the interaction with the advertisers required to offer a comprehensive, keyword-targeted advertisement service, there is very little cost involved for our distribution partners to receive their share of this recurring revenue stream. Many of our distribution partners are small or medium-sized entities, and do not have their own sales force. Their share of revenue from FindWhat.com Network keyword ads serves as an important source of capital to support the costs of running their businesses.
- ***High quality content.*** We believe our database of keyword advertisements represents continuously updated, high quality content for any website or browser application which desires to offer its users access to e-commerce-oriented information. Our bid-for-position, pay-per-click environment encourages the most relevant, highest-quality advertisers to garner the top positions in our list of keyword ads. We believe that the advertisers which are the most relevant, and which have a website that is professional and easy to use, will make more sales than the other bidders in their category, and therefore will be able to afford the highest positions. Typically, the FindWhat.com Network advertisers at the top of our listings represent some of the best places to find what the Internet user is seeking, so distribution partners that utilize our service are fulfilling their users' demand for high quality commercial results.
- ***Focus on helping partners of all sizes.*** For distribution partners, the integration of our keyword-targeted ads is quick and easy, enabling entities of all sizes to be viable candidates to join the FindWhat.com Network. We continually focus on ways to work more closely with each distribution partner, no matter how large or small. We believe that the combination of our resources, expertise, reliability and focus on small to medium-sized partners is unique in our sector, leading to long-term, mutually-beneficial relationships.

Private Label Service

Our private label service offers large portals, search engines, high traffic websites and large companies with leadership positions in their respective geographies and/or markets, the opportunity to brand and sell their own pay-per-click, keyword-targeted advertisement service using our turnkey operation. Historically, large portals earned most of their revenue from banner ads, and did not offer advertisers any direct way to purchase keyword ads/paid listings within the portals' search results. In late 2000, large portals began to incorporate paid listings among their search results, and by 2002, many major U.S. portals and search engines were taking advantage of this revenue stream. Almost all large portals and search engines have chosen to outsource the compilation and maintenance of keyword-targeted ads to a third-party. In September 2002, we launched our private label service with our first client, Terra Lycos's Lycos and HotBot.

Our private label service includes building and hosting a partner-branded sign-up page for advertisers and a separate advertiser account management center designed to the private label partners' specifications. The partner can set certain key variables, such as the minimum initial deposit and the minimum bid amount. The turnkey service incorporates our technology platform, our editorial review capabilities for all keyword ads, customer service support and processing of advertiser deposits. We provide a service that looks and feels like it is being provided by our private label partner, from the way we answer incoming calls from advertisers, to the colors and logos used within the private label partner's account management center. Most importantly, the private label partner owns the advertiser relationship, and has the ability to work directly with advertisers on promoting their keyword ad campaigns, or any other advertising campaigns or services offered by the private label partner on its own website. Some advertisers who sign up for the private label partner's service may also be advertising on the FindWhat.com Network, but currently there is no overlap between the FindWhat.com Network and the private label offering; advertisers must manage their separate accounts individually. Some private label partners, like Terra Lycos, utilize the full turnkey solution as outlined above. Others that have been announced, such as Mitsui and Co., Ltd. and Verizon SuperPages.com, utilize the core technology and operate the service themselves, with consulting expertise from us. The private label service is flexible enough to offer slight modifications to accommodate language and delivery differences among private label partners.

Benefits to Large Portals, High Traffic Websites and Large Companies with Leadership Positions in Their Respective Geographies and/or Markets That Wish to Extend into Online Advertising

- ***Speed to Market / Cost Savings.*** We believe that it would take a large portal significantly longer than us to build a keyword-targeted advertisement service on its own, due to the technological and business process requirements. We also believe that we can offer the private label service at a lower ongoing cost than the portal would incur to manage the service, with a higher level of service to advertisers, due to our experience and the efficiencies we can realize by leveraging assets built to run our FindWhat.com Network.
- ***Direct Relationship with Advertisers / Cross-Selling Opportunities.*** Portals and high traffic websites that import paid listings from third parties do not have any contact with, or ownership of, the advertiser relationship. While this may be a benefit to a smaller website that does not have its own sales force, it can be a detriment to a large portal or company that offers numerous advertising alternatives. Over the last few years, advertiser demand for keyword-targeted, performance-based advertising services – specifically the ability to pay-for-placement within search results on large portals – has grown dramatically, and prominent position within search results can now command high bid prices per click. However, we believe advertisers are quick to realize which company can provide that position, and if it is a third party, the advertiser will go straight to that third party, bypassing the portal. In such a scenario, the company's sales force has lost an opportunity to build a direct relationship with an advertiser, which might have been a candidate for some of the company's other advertising offerings. With our private label service, our partner maintains the relationship with the advertisers, and its sales force now has the opportunity to contact any of the advertisers attracted by the keyword-targeted advertising service to see if there is the possibility to build a deeper relationship.
- ***Ability to Focus on Core Business.*** Large portals and high traffic websites typically are engaged in competition with other companies that provide similar services, or in the case of large companies with leadership positions looking to extend into the paid listings advertising market, are concerned with finding a strategic partner who is not a competitor. Attracting Internet users to a portal or high traffic website requires constant innovation and focus on providing updated, high quality content. We believe that the skills and effort required to run a keyword-targeted advertisement service are very different, and would require significant investment and management focus in order to provide an attractive service. With our private label service, large portals, high traffic websites, and leadership companies developing an online marketplace do not need to expend significant resources, hire and manage specialized personnel, oversee a sophisticated technology platform or provide any of the other aspects of providing the service.
- ***Revenue Recognition.*** Traditionally, large portals and high traffic websites which import paid listings from third parties only recognize the share of the revenue that the third party pays to them (the third party collects and recognizes the actual revenue paid by the advertisers). With the private label service, the portal or high traffic website owns the advertiser relationship, recognizes 100% of the revenue paid by advertisers and pays us a share. We only recognize our share as revenue.

FindWhat.com Merchant Services

The FindWhat.com Merchant Services division was formed in 2004 to better enable small to medium sized merchants to conduct business online. Specifically, our services aide in setting up e-commerce websites with the right products and services that will convert visitors to customers, and keep the customers over the long term. When these services are combined with the benefits that the FindWhat.com Network offers advertisers, we should be able to offer online businesses a suite of products and services that help facilitate the entire customer lifecycle: finding, getting and keeping customers. This division was formed on January 1, 2004 upon our acquisition of Miva.

Our core products in the merchant services division are two e-commerce solutions: Miva Merchant, a complete storefront system, and Miva Empresa™ Virtual Machine, the server engine which executes compiled Miva Script applications like Miva Merchant. These solutions are used by developers, merchants, hosting partners and business portals.

Our merchant services division has several e-commerce services, including Miva Mailer™, Miva Service Club™, Miva Payment™ and Miva Marketplace™, designed to cater to Miva's large installed base of online merchants. Our goal is that Miva Marketplace clients will have access to traffic from the FindWhat.com Network with the next upgrade of Miva Merchant. Utilizing the turnkey FindWhat.com private label platform, we intend to make Miva Marketplace a branded source of paid listings which is fully integrated with the Miva Merchant offering.

We are developing new software, featuring the new Miva Synchro™ currently in public beta, as well as new service offerings to further exploit our market positioning by continuing to make users of Miva's platform more successful.

Benefits to Online Merchants, Specifically SMEs

- ***An integrated offering, with flexibility.*** The Miva e-commerce platform offers an integrated offering of products and services, both from Miva and aggregated from a variety of partners, required to conduct business online, while at the same time allowing businesses flexibility in putting together the various pieces to accommodate their specific objectives and strategy. The total offering consists of software, services and a partner network of web hosters and software suppliers assembled for the purpose of helping SMEs create and enhance their online businesses.

- ***Cost effective pricing.*** We believe the Miva platform is cost effective for SMEs, and upgrades are often free. Components are priced separately so a business need only buy what it needs to accomplish its business objectives. For SMEs who require live customer support, Miva has various levels of support to accommodate merchants who require such help.

- ***Simple and intuitive.*** Standard features built into the Miva Merchant storefront development and management system enable users of all skill levels to build and securely administrate leading online storefronts, using nothing but a web browser and an Internet connection.

- ***Flexible and ubiquitous***. The Miva Merchant system also works with over 20 different online payment gateways, and with numerous merchant banking services. Additionaly, it is included as standard equipment for several hundred different web hosting accounts, which are available on the six most common web server platforms. This flexibility translates to significant choice for any business planning on collecting payments online.

- ***Extensive choice of additional built-in services to facilitate e-commerce***. Additional services built into the Miva Merchant system also help SMEs to compete in the e-commerce arena, including fully integrated payment gateway and merchant account services with Miva Payment; email marketing with Miva Mailer; and performance-based marketing with Miva Marketplace, all designed specifically for SMEs.

- ***Extensive choice of additional third party products and services.*** The highly qualified field of developers, consultants and trainers in the greater Miva Community of partners, who provide plug-in enhancement software, focused tutorial and custom Miva Script development, allows Miva Merchants to expand the capability of the platform. Best of breed software and goods from these partners is available at Miva Warehouse, as well as other online outlets.

Strategy

We currently pursue three main growth strategies: grow our core U.S. performance-based marketing business; leverage our expertise and experience by expanding our U.S. performance-based marketing business geographically and, as applicable, into new markets, including by offering our private label service to industry leaders throughout the world; and expand into new markets and grow commerce enabling services for online businesses (especially SMEs) to help them throughout the customer lifecycle: finding, getting and keeping customers.

Grow Core U.S. Performance-Based Marketing Business

Our core business is currently the FindWhat.com Network. Today that network is made up of distribution partners, ranging from a few large portals and search engines that have relationships with many paid listings providers, to small, niche vertical market websites that have exclusive agreements with us. We believe that there are additional ways to help our existing distribution partners monetize their content and traffic by providing alternative methods of displaying our keyword ads including search, related search, contextual and directory implementations.

We also seek to add additional distribution partners to the FindWhat.com Network. We believe there are numerous additional potential distribution partners in the U.S. We believe that we have a competitive advantage in that we are an independent supplier in the marketplace and we do not operate a branded destination portal, in potential competition with our distribution partners for Internet users.

We also continuously try to recruit additional advertisers for the FindWhat.com Network. Many of our advertisers learn of our services by seeing our name online at our distribution partners' websites, through our advertising efforts (mostly online) or on sites that provide marketing resources to Internet businesses. Additionally, we recruit advertisers to utilize our services through our direct sales efforts. Our sales staff targets e-commerce businesses that they locate through online and offline research. Our sales staff in our Fort Myers, FL office usually contacts potential advertisers directly, utilizing telemarketing and e-mail. Our sales personnel in our New York, NY office focus more on advertising agencies. We also attend trade shows, seminars and conferences in which we believe potential advertisers will be receptive to our services, and we seek to build referral arrangements with entities that can promote our service to large numbers of potential advertisers. We believe the ease of our account sign-up process through our recently launched sign up wizard, along with our intuitive account management system, help to convince advertisers to sign-up for our services.

In addition, we are focused on technical innovations to increase qualified traffic to advertisers. This includes better keyword matching technologies through FindWhat.com IntelliMap, where advertisers do not need to bid upon and manage multiple variants of the same keyword in order to cover the myriad of ways different Internet users may search for the same item. We believe our experience and technical skill can allow us to work with our distribution partners to create unique implementations, while maintaining the quality of the new traffic that is generated. We strive to continue to upgrade our systems, offering more easy-to-use tools like FindWhat.com CruiseControl, a suite of automated campaign management tools launched in early 2003, and reports based on advertiser feedback, both of which help advertisers achieve industry-leading returns on their marketing investments.

Expand Our Performance-Based Marketing Business Geographically And, As Applicable, Extend Into New Markets

We believe that the paid listings industry is expanding, and will continue to expand, to countries outside the U.S., to local areas both inside and outside the U.S., and to new markets. We intend to capture paid listings revenue from these evolving markets by growing and evolving our FindWhat.com Network and our private label service and through other strategic transactions and initiatives.

Expand Into New Markets And Grow Commerce Enabling Services For Online Businesses To Help Them Throughout The Customer Lifecycle: Finding, Getting and Keeping Customers—Specifically Targeted To SMEs

The e-commerce lifecycle follows the traditional business model of finding, getting and keeping customers, although there can be additional complexity given the technology and expertise required to transact business on the Internet. We have been helping online businesses drive high quality traffic to their websites since 1998. Now, with our acquisition of Miva, we are able to help online businesses, specifically SMEs, to create e-commerce websites that convert potential customers into paying customers. We intend to extend into appropriate complementary products and services that will enable merchants to further optimize their e-commerce revenues, especially SMEs who are looking for a cost effective, independent, comprehensive e-commerce services provider.

Sales & Marketing

Our sales and marketing efforts are coordinated out of our New York City and Ft. Myers, FL offices. As of December 31, 2003, we had 22 people in our sales department, seven business development personnel, three corporate development personnel, and three individuals focused on marketing. Our sales department seeks to add new advertisers to the FindWhat.com Network, our business development department focuses on adding new distribution partners to that network, and our corporate development department seeks potential mergers, acquisitions and strategic transactions. Almost all of our paid click-throughs come through our distribution partners' and private label partners' websites, and, as a result, we do not spend any marketing efforts to attract Internet users to utilize our website at www.FindWhat.com. However, we have relationships with third parties to attract online businesses to our website in order to encourage them to open a FindWhat.com Network account.

Advertisers

FindWhat.com Network

We believe businesses that become FindWhat.com Network advertisers are those that are particularly interested in taking advantage of the growth of e-commerce by driving targeted consumers and businesses to their websites. Our program to attract advertising clients includes:

- *Direct sales:* Our sales staff targets companies with highly visible Web-based promotional programs and advertisers who are using competitive services.
- *Agency sales:* In late 2002, we hired a vice president of sales who is responsible for overseeing and expanding our direct sales staff and adding additional sales personnel to focus on advertising agencies, which tend to represent larger advertisers, and can spend more money per campaign.
- *Online promotion:* Our online promotional program includes banner advertisements, keyword-targeted advertising and preferred placement on websites that offer resources and reviews to advertisers interested in performance-based online marketing.
- *Referral agreements:* We seek to build referral arrangements with entities that can promote our service to large numbers of potential advertisers.
- *Tradeshows:* We speak at, participate in, exhibit at and sponsor industry trade shows. We intend to participate in additional trade shows that attract potential advertisers and distribution partners throughout the year.
- *Customer service:* To eliminate any perceived barriers to doing business with us, we attempt to deliver excellent customer service. We believe that superior customer service adds an extra level of value to our advertisers.

Private Label Service

We assist our private label partners to attract advertisers to their keyword-targeted ad services, because we share in their success. We can help train our private label partners' sales forces in techniques to promote keyword-targeted advertising, and in some cases we may promote their private label offering to our FindWhat.com Network advertisers. We may hold events with our private label partners to promote keyword advertising, and we may engage in co-promotion sales, marketing and communications tactics to attract advertisers to both the FindWhat.com Network and one or more private label services.

Revenue Model

We currently generate revenue primarily from paid click-throughs on the FindWhat.com Network, private label net revenue share payments, and sales of Miva e-commerce solutions. We acquired Miva on January 1, 2004. Accordingly, no revenue from Miva was included in our financial statements through December 31, 2003.

Our FindWhat.com Network keyword ad paid click-through revenue is determined by multiplying the number of click-throughs on paid search results by the amounts bid for applicable keywords. Click-through revenue is earned based on click-through activity to the extent that the advertiser has deposited sufficient funds with us or we believe collection is probable.

With our private label service, we recognize only our share of the revenue generated from advertisers for click-throughs on our private label partners' sites. Our private label partners are responsible for reporting the gross revenue generated from the click-throughs executed on their sites.

Our merchant services division recognizes revenue upon the sale of software licenses to our clients, which include primarily web hosting companies and direct retail customers. This division offers additional services and recognizes revenue as earned over the life of the contract to provide such services.

Customers

The FindWhat.com Network had thousands of managed advertiser accounts as of December 31, 2003. No single advertiser account represented more than 3% of our revenue in 2003.

Through our acquisition of Miva on January 1, 2004, we now have access to thousands of online merchants, a large portion of which are not currently advertisers on the FindWhat.com Network.

Competition

The FindWhat.com Network

We compete with companies that provide keyword-targeted advertising, including portals and search engines, which allow advertisers to pay-for-placement within search results. Portals and search engines that offer keyword-targeted ads on their websites or within their search engines include Primedia's About.com, Yahoo!/Inktomi/Alta Vista/FAST, AOL, Ask Jeeves's Ask.com/Direct Hit/Teoma, Google, Terra Lycos's Lycos/HotBot, MSN and InfoSpace's search properties (Excite/WebCrawler/MetaCrawler/Dogpile). Companies which provide primarily performance-based, keyword-targeted ads, and which seek to distribute those ads to a distribution network, include Yahoo!'s Overture, Google, Kanoodle, Value Click's Search 123, Enhance Interactive, and LookSmart.

Private Label Service

We are not aware of any other company with an offering exactly similar to our private label service, although Enhance Interactive offers a "Guaranteed Inclusion" program, primarily on behalf of InfoSpace's search properties, which allows advertisers to pay a flat fee to submit their sites to be included in InfoSpace's various search engines.

Merchant Services

Our newly formed merchant services division is currently comprised of Miva Merchant. Main competitors to this division include: Yahoo! Stores and eBay stores. Other competitors include companies who have shopping cart products and a few hosting companies that have their own products: AIT and Alabanza os commerce (open source), Mercantec, Shopsite, Lagaarde, AbleCommerce and Cart32.

In addition, in the future, other companies may offer directly competing services to the FindWhat.com Network, our private label service and/or our merchant services. Most providers of Web directories, search engines and information services offer additional features and content that we have elected not to offer. We also compete with traditional offline media such as television, radio and print for a share of advertising budgets.

Technology and Operations

We believe high traffic, keyword-targeted advertising networks, especially those that distribute their results to third-party websites, require a fast, reliable and secure infrastructure that can be easily expanded to maintain acceptable response times under the stress of growth. We believe that we have managed to create an infrastructure that provides us with a platform from which to grow our business, including technical operations in our headquarters in Fort Myers, FL and in a hosted facility in Atlanta, GA.

We believe our current infrastructure and operating environment are suitably sized and designed to give Internet users, advertisers, distribution partners and private label clients a positive feeling about their interaction with us. The physical components of our infrastructure are comprised of equipment made by industry-leading manufacturers including Cisco and Intel. The software being used to power our services is a combination of industry standard commercial software and our internally developed proprietary software. We believe that given the solid mix of industry standard equipment and software we are positioned to sustain the effects of considerable growth.

Early in our development, we placed a firewall between the outside world and our service. As currently configured, our firewall provides the ability to block out any traffic that is not required to operate our services.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements, and other intellectual property protection methods to protect our services and related products. We have several patent applications pending for various aspects of our products and services filed with the U.S. Patent and Trademark Office. We own several domestic and foreign trade and service mark registrations related to our products or services, including U.S. Federal Registrations for FINDWHAT.COM® and Miva®, and we have additional registrations pending.

One of our principal competitors, offering performance based marketing services, Overture Services, Inc., purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled "System and method for influencing a position on a search result list generated by a computer network search engine." Additionally, Overture Services has announced it acquired an issued patent that may apply to our current bid for position pay-per-click business model. Overture Services has advised us that they believe our current bid-for-position pay-per-click business model infringes their patents; however, we believe that we do not infringe any valid and enforceable claim of the patents. On January 17, 2002, we filed a complaint to challenge the '361 patent in the District Court for the Southern District of New York. Subsequently, Overture commenced litigation against us in the District Court for the Central District of California in Los Angeles, alleging that we are infringing the '361 patent. Our complaint has been transferred to the District Court for the Central District of California in Los Angeles. As a result, we have asserted our claims for declaratory judgment against Overture for invalidity, unenforceability and non-infringement of the '361 patent in an answer we filed on March 25, 2003 in the California action, and simultaneously dismissed the transferred New York action without prejudice. All claims are now pending before the District Court for the Central District of California in Los Angeles, and the litigation is ongoing. A trial on this matter is not expected before the second half of 2004. In addition, on January 23, 2004, we were named as a third-party defendant by Overture in an action between Lycos, Inc. and Overture Services, Inc. The third party complaint alleges infringement by us of Overture's purported patent.

Regulations

We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. However, due to the increasing popularity and use of the Internet, it is possible that various laws and regulations may be adopted with respect to the Internet, covering issues such as taxation, user privacy and characteristics and quality of products and services. In 1998, the United States Congress established the Advisory Committee on Electronic Commerce which is charged with investigating and making recommendations to Congress regarding the taxation of sales by means of the Internet. The adoption of any such laws or regulations upon the recommendation of this Advisory Committee or otherwise may decrease the growth of the Internet, which could in turn decrease the demand for our products or services, increase our cost of doing business or otherwise have an adverse effect on our business, prospects, financial condition, or results of operations. Moreover, the applicability to the Internet of existing laws governing issues, such as property ownership, libel and personal privacy is uncertain. Future federal or state legislation or regulations could have a material adverse effect on our business, prospects, financial conditions and results of operations.

Employees

As of December 31, 2003, we had approximately 161 employees. We had approximately 110 employees in marketing, sales and service (which includes, but is not limited to departments such as, business development, sales, marketing, customer service, credit transactions, business affairs, corporate development and affiliate relations), 22 in product development, 14 in search serving, and 15 in general and administration.

Business Risks

We desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The following factors have affected or could affect our actual results and could cause such results to differ materially from those expressed in any forward-looking statements we may make. Investors should consider carefully the following risks and speculative factors inherent in and affecting our business and an investment in our common stock. Factors that might cause such a difference include, but are not limited to, those discussed below.

Our business is difficult to evaluate because we have a limited operating history.

We launched the FindWhat.com Network in September 1999. In September 2002, we launched our private label service. In September 2003, we announced a license agreement with Mitsui & Co., Ltd. to launch a bid-for-position keyword targeted advertising service in Japan. On January 1, 2004, we acquired Miva Corporation, a leading supplier of e-commerce software and services to small and medium-sized businesses. Accordingly, we have a limited relevant operating history upon which an investor can make an evaluation of the likelihood of our success. An investor in our securities must consider the uncertainties, expenses and difficulties frequently encountered by companies such as ours that are in the early stages of development. An investor should consider the likelihood of our future success to be highly speculative in light of our limited operating history, as well as the problems, limited resources, expenses, risks and complications frequently encountered by similarly situated companies in the early stages of development, particularly companies in new and rapidly evolving markets, such as e-commerce. To address these risks, we must, among other things:

- maintain and increase our client base;
- implement and successfully execute our business and marketing strategy;
- continue to develop and upgrade our technology;
- continually update and improve our service offerings and features;
- provide superior customer service;
- find and integrate strategic transactions;
- respond to industry and competitive developments; and
- attract, retain and motivate qualified personnel.

We may not be successful in addressing these risks. If we are unable to do so, our business, prospects, financial condition and results of operations would be materially and adversely affected.

One of the FindWhat.com Network's principal competitors may have patent rights which could prevent us from operating our services in their present form.

One of the FindWhat.com Network's principal competitors, Overture Services, Inc., purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled "System and method for influencing a position on a search result list generated by a computer network search engine." Additionally, Overture Services has announced it acquired an issued patent that may apply to our current bid-for-position pay-per-click business model. Overture Services has advised us that they believe our current bid-for-position pay-per-click business model infringes their patents; however we believe that we do not infringe any valid and enforceable claim of the patents. On January 17, 2002, we filed a complaint to challenge the '361 patent in the District Court for the Southern District of New York. Subsequently, Overture commenced litigation against us in the District Court for the Central District of California in Los Angeles, alleging that we are infringing the '361 patent. Our complaint has been transferred to the District Court for the Central District of California in Los Angeles. As a result, we have asserted our claims for declaratory judgment against Overture for invalidity, unenforceability, and non-infringement of the '361 patent in an answer we filed on March 25, 2003 in the California action, and simultaneously dismissed the transferred New York action without prejudice. This case is now pending before the District Court for the Central District of California in Los Angeles, and the litigation is ongoing. A trial is not expected before the second half of 2004. In addition, on January 23, 2004, we were named as a third party defendant by Overture in an action between Lycos, Inc. and Overture Services, Inc., in District Court for the District of Massachusetts (CV 03-12012 RWZ). In its third party complaint, Overture alleges that we infringe U. S. Patent 6,269,361, which is the same patent that is involved in the above-referenced litigation pending in the Central District of California.

Our patent litigation with Overture Services may be time-consuming, expensive and result in the diversion of our time and attention. Accordingly, such patent litigation could negatively impact our business, even if we prevail. If it is determined that our bid-for-position business model infringes one or more valid and enforceable claims of the patents held by Overture Services, our business prospects, financial condition and results of operations could be materially and adversely affected because we could be subject to damages and forced to obtain a license from Overture Services or revise our business model. We can offer no assurance that a license would be available on acceptable terms or at all, or that we will be able to revise our business model economically, efficiently or at all.

We face substantial and increasing competition in the market for Internet-based marketing services.

We may face increased pricing pressure for the sale of keyword-targeted advertisements, which could materially adversely affect our business, prospects, financial condition and results of operations. Our competitors may have or obtain certain intellectual property rights which may interfere or prevent the use of our bid-for-position business model. The market for Internet-based marketing services is relatively new, intensely competitive, and rapidly changing. Portals and search engines that offer keyword-targeted ads on their websites or within their search engines include Primedia's About.com, Yahoo!/Inktomi/Alta Vista/FAST, AOL, Ask Jeeves's Ask.com/Direct Hit/Teoma, Google, Terra Lycos's Lycos/HotBot, MSN and InfoSpace's search properties (Excite/WebCrawler/MetaCrawler/Dogpile). Companies which provide primarily performance-based, keyword-targeted ads, and which seek to distribute those ads to a distribution network, include Yahoo!'s Overture, Google, Kanoodle, Value Click's Search 123, Enhance Interactive, and LookSmart. Our principal competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing and other resources than we have.

We are not aware of any other company with an offering exactly similar to our private label service, although Enhance Interactive offers a "Guaranteed Inclusion" program, primarily on behalf of InfoSpace's search properties, which allows advertisers to pay a flat fee to submit their sites to be included in InfoSpace's various search engines. In the future, other companies with greater financial, marketing and other resources may offer directly competing services.

Our merchant services division competitors include: Yahoo! Stores and eBay stores. Other competitors include companies who have shopping cart products and a few hosting companies that have their own products: AIT and Alabanza os commerce (open source), Mercantec, Shopsite, Lagaarde, AbleCommerce and Cart32. Some of our principal competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing and other resources than we have.

Additionally, in pursuing strategic transactions we may compete with other companies with similar growth strategies, certain of which may be larger and have greater financial and other resources than we have. Competition for these acquisition targets likely also will result in increased prices of acquisition targets and a diminished pool of companies available for acquisition.

We have filed applications for several patents, any of which could be rejected, and have only a limited amount of other proprietary technology that would preclude or inhibit competitors from entering the keyword-targeted advertising market. Therefore, we must rely on the skill of our personnel and the quality of our client service. The costs to develop and provide e-commerce services are relatively low. Therefore, we expect that we continually will face additional competition from new entrants into our markets in the future, and we are subject to the risk that our employees may leave us and may start competing businesses, notwithstanding non-competition agreements. The emergence of these enterprises could have a material adverse effect on our business, prospects, financial condition and the results of operations.

Our business is dependent upon our relationships with our distribution partners.

Our distribution partners are very important to our revenue and results of operations. Any adverse changes in our relationship with key distribution partners could have a material adverse impact on our revenue and results of operations. Our agreements with our distribution partners vary in duration and generally are not long-term agreements, and depending on the agreement with any one particular distribution partner, may be terminable upon the occurrence of certain events, including our failure to meet certain service levels, general breaches of agreement terms, and changes in control in certain circumstances. We may not be successful in renewing our existing distribution partnership agreements, or if they are renewed, any new agreement may not be on as favorable terms.

The success of the FindWhat.com Network is dependent upon our ability to establish and maintain relationships with our advertisers.

Our ability to generate revenue from the FindWhat.com Network is dependent upon our ability to attract new advertisers, maintain relationships with existing advertisers and generate traffic to our advertisers' websites. Our programs to attract advertisers include direct sales, agency sales, online promotions, referral agreements and participation in tradeshows. We attempt to maintain relationships with our advertisers through customer service and delivery of qualified traffic. If we are unable to attract additional advertisers to use our services or fail to maintain relationships with our current advertisers, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our agreement to merge with Espotting Media Inc. is subject to a number of contingencies and there is no assurance that the transaction will close.

On June 17, 2003, we entered into an agreement to merge with Espotting Media, Inc., a leading provider of performance based Internet marketing services in Europe. On February 9, 2004 we modified the terms of our agreement to merge with Espotting. Under the terms of the current Espotting transaction, Espotting's stockholders will receive approximately 7.0 million shares of our common stock and $20 million in cash, subject to adjustment. Additionally, the agreement calls for us to issue options and warrants to purchase approximately 800,000 shares of our common stock to Espotting's option and warrant holders. The Espotting transaction is subject to a number of contingencies, including receipt of stockholder and regulatory approvals, and there is no guarantee that the transaction will be consummated. In the event the Espotting transaction is not consummated, it could have a material adverse effect on our financial statements, stock price, business and prospects.

Our agreement to merge with Espotting Media, Inc. exposes our business to significant risk.

The following factors, among others, could have a material adverse effect on our stock price, business, prospects, financial condition and results of operations given our potential merger with Espotting:

- conditions precedent to the parties' obligations to close under the Espotting agreement may not be satisfied, including the receipt of stockholder and regulatory approvals;
- our merger with Espotting may not be consummated or may be significantly delayed;
- fluctuations in currency exchange rates or in the trading price and volume of our common stock, which could cause financial terms of our proposed merger to be revised;
- diversion of management's attention and our resources from our core operations to integration activities;
- difficulties executing integration strategies or achieving planned synergies after a merger with Espotting;
- our failure to resolve issues relating to Espotting's financial performance;
- loss of any key personnel resulting from the merger;
- our failure to retain clients as a result of uncertainty regarding the merger agreement; and
- transaction costs relating to the Espotting transaction may be higher than anticipated and will have to be expensed if the merger agreement is terminated.

We partially depend on third parties for certain software and Internet services to operate our business.

We depend on third-party software to operate our services. Although we believe that several alternative sources for this software are available, any failure to obtain and maintain the rights to use such software would have a material adverse effect on our business, prospects, financial condition and results of operations. We also are dependent upon third parties to provide Internet services to allow us to connect to the Internet with sufficient capacity and bandwidth so that our business can function properly and our FindWhat.com website can handle current and anticipated traffic. We currently have contracts with Sprint, Internap, and KMC Telecom for these services. Any restrictions or interruption in our connection to the Internet would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our private label agreements are subject to a number of contingencies and risks.

We have agreements to provide our private label services with our private label partners. Generally, under the terms of the agreements, we provide the technology and expertise to our partners to launch keyword-targeted paid listings services. These transactions are subject to numerous contingencies and risks including:

- the failure of our partners to successfully create and manage paid listings networks;
- risk that development and implementation of the different versions of our technology will be delayed or not completed when expected;
- risk that development, implementation and integration costs will be higher than anticipated;
- the inability of our partners to leverage off their existing client base;
- the failure of the paid listing services market to continue to grow;
- intense competition in the paid listing services market;
- the potential of disagreements with our partners regarding our relationship;
- the potential that implementation of our private label services violates intellectual property rights of third parties; and
- economic changes in the Internet industry generally.

We rely on internally developed systems which may put us at a competitive disadvantage.

We use internally developed systems for a portion of our keyword-targeted paid listing request processing software. We developed these systems primarily to increase the number of appropriate paid keyword-targeted ads for each related keyword request made on our network, for our private label partners and for customer service. A significant amount of manual effort may be required to update these systems if our competitors develop superior processing methods. This manual effort is time-consuming and costly and may place us at a competitive disadvantage when compared to competitors with more efficient systems. We intend to upgrade and expand our processing systems and to integrate newly-developed and purchased modules with our existing systems in order to improve the efficiency of our paid listing methods and support increased transaction volume, although we are unable to predict whether these upgrades will improve our competitive position when compared to our competitors.

Our management team is relatively new; many of our employees have recently joined us and must be integrated into our operations.

Some of our officers have no prior senior management experience in public companies. At December 31, 2003 we had 161 full time employees; our new employees include a number of key managerial, technical, financial, marketing and operations personnel as December 31, 2003 who have not yet been fully integrated into our operations; and we expect to add additional key personnel in the near future. Our failure to fully integrate our new employees into our operations could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may have difficulty attracting and retaining qualified, highly skilled personnel.

We expect the expansion of our business to place a significant strain on our limited managerial, operational and financial resources. We will be required to expand our operational and financial systems significantly and to expand, train and manage our work force in order to manage the expansion of our operations. We will need to attract and retain highly qualified, technical personnel in order to maintain and update our products and services and meet our business objectives. Competition for such personnel is intense. We may not be successful in attracting and retaining such qualified technical personnel on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary technical personnel, it would have a material adverse effect on our business, prospects, financial condition and results of operations.

Current capacity constraints may require us to expand our network infrastructure and customer support capabilities.

Our ability to provide high-quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications systems in order to accommodate any significant increases in the numbers of advertisers using our services and the queries and paid click-throughs we receive. We believe that we will be required to expand our network infrastructure and customer support capabilities to support an anticipated expanded number of queries and paid click-throughs. Any such expansion will require us to make significant upfront expenditures for servers, routers, computer equipment and additional Internet and intranet equipment, and to increase bandwidth for Internet connectivity. Any such expansion or enhancement will need to be completed and integrated without system disruptions. Failure to expand our network infrastructure or customer service capabilities either internally or through third parties, if and when necessary, would materially adversely affect our business, prospects, financial condition and results of operations.

Our business is partially subject to seasonality, which may impact our growth rate.

We have historically experienced, and expect to continue to experience, seasonal fluctuations in the number of click-throughs received by typical distribution partners within our FindWhat.com Network. We expect that the first and fourth quarters of each calendar year will realize more activity than the second and third quarters, due to increased overall Internet usage during the first and fourth quarters related to colder weather and holiday purchases.

Our technical systems are vulnerable to interruption and damage.

A disaster could interrupt our services for an indeterminate length of time and severely damage our business, prospects, financial condition and results of operations. Our systems and operations are vulnerable to damage or interruption from fire, floods, power loss, telecommunications failures, break-ins, sabotage, computer viruses, penetration of our network by unauthorized computer users and "hackers" and similar events. The occurrence of a natural disaster or unanticipated problems at our technical operations facilities could cause material interruptions or delays in our business, loss of data or render us unable to provide services to our customers. Failure to provide the data communications capacity we require, as a result of human error, natural disaster, or other operational disruptions, could cause interruption in our services and websites. The occurrence of any or all of these events could materially adversely affect our business, prospects, financial condition and results of operations.

We may be unable to obtain the Internet domain names that we hope to use.

The Internet domain name we are using for our paid keyword-targeted ad website is "FindWhat.com" and the Internet domain name we are using for our current merchant services business is "Miva.com." We believe that these domain names are an extremely important part of our business. We may desire, or it may be necessary in the future, to use other domain names in the United States and abroad. Governmental authorities in different countries may establish additional top-level domains, appoint additional domain-name registrars, or modify the requirements for holding domain names. These new domains may allow combinations and similar domain names that may be confusingly similar to our own. Also, we may be unable to acquire or maintain relevant domain names in all countries in which we will conduct business. In addition, there are other substantially similar domain names that are registered by companies which may compete with us. There can be no assurance that potential users and advertisers will not confuse our domain name with other similar domain names. If that confusion occurs,

- we may lose business to a competitor; and
- some users of our services may have negative experiences with other companies on their websites that those users erroneously associate with us.

We may be unable to promote and maintain our brands.

We believe that establishing and maintaining the brand identities of our services is a critical aspect of attracting and expanding a large client base. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality service. If businesses do not perceive our existing services to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by businesses, we will risk diluting our brand identities and decreasing their attractiveness to existing and potential customers.

Our intellectual property rights may not be protectable or of significant value in the future.

We depend upon confidentiality agreements with specific employees, consultants and subcontractors to maintain the proprietary nature of our technology. These measures may not afford us sufficient or complete protection, and others may independently develop know-how and services similar to ours, otherwise avoid our confidentiality agreements or produce patents and copyrights that would materially and adversely affect our business, prospects, financial condition and results of operations.

Legal standards relating to the validity, enforceability, and scope of the protection of certain intellectual property rights in Internet-related industries are uncertain and still evolving. The steps we take to protect our intellectual property rights may not be adequate to protect our future intellectual property. Third parties may also infringe or misappropriate any copyrights, trademarks, service marks, trade dress, and other proprietary rights we may have. Any such infringement or misappropriation could have a material adverse effect on our business, prospects, financial condition, and results of operations.

We own several domestic and foreign trade and service mark registrations related to our products or services, including U.S. Federal Registrations for FINDWHAT.COM® and Miva®, and we have additional registrations pending. Additionally, we use and have common law rights in several other marks. If other companies also claim rights to use the marks we use in our business, we may be required to become involved in litigation or incur an additional expense. Effective service mark, copyright and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet.

The process and technology we use to operate our FindWhat.com Network is critical to the success of our business. In February 2000, we filed a patent application for our FindWhat.com Network with the United States Patent and Trademark Office. Subsequently, we have filed additional patent applications covering additional services and the evolution of our business model. These applications are currently pending. Our patent applications may be rejected and we may be unable to prevent third parties from infringing on our proprietary rights. Further, one of the FindWhat.com Network's principal competitors has been granted a patent which may cover our business model and has acquired an issued patent that may be applicable to our business model. See "One of the FindWhat.com Network's principal competitors may have patent rights which could prevent us from operating our services in their present form."

In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights, which may result in the dilution of the brand identity of our services. See "We may be unable to promote and maintain our brands."

Our current and future business activities may infringe upon the proprietary rights of others, and third parties may assert infringement claims against us. Any such claims and resulting litigation could subject us from time to time to significant liability for damages, could result in the invalidation of our proprietary rights and have a material adverse effect on our business, prospects, financial condition and results of operations. Even if we were to prevail, such claims could be time-consuming, expensive to defend and could result in the diversion of our management's time and attention. In addition, this diversion of managerial resources could have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend on the efforts of our key personnel.

Our success is substantially dependent on the performance of our senior management and key technical personnel. In particular, our success depends substantially on the continued efforts of Craig Pisaris-Henderson, our Chairman, Chief Executive Officer, and President, and Phillip Thune, our Chief Operating Officer and Chief Financial Officer. Currently, we do not have key person life insurance on Messrs. Pisaris-Henderson or Thune and we may be unable to obtain such insurance in the near future due to high cost or other reasons. We believe that the loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Articles of Incorporation authorize us to issue additional shares of stock.

We are authorized to issue up to 50,000,000 shares of common stock which may be issued by our board of directors for such consideration as they may consider sufficient without seeking stockholder approval. The issuance of additional shares of common stock in the future will reduce the proportionate ownership and voting power of current stockholders.

Our Articles of Incorporation also authorize us to issue up to 500,000 shares of preferred stock, the rights and preferences of which may be designated by our board of directors. These designations may be made without stockholder approval. The designation and issuance of preferred stock in the future could create additional securities which would have dividend and liquidation preferences prior in right to the outstanding shares of common stock. These provisions could be used by our Board to impede a non-negotiated change in control, even though such a transaction may be beneficial to you.

We do not intend to pay future cash dividends.

We currently do not anticipate paying cash dividends on our common stock at any time in the near future. We may never pay cash dividends or distributions on our common stock. Any credit agreements which we may enter into with institutional lenders may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of our board of directors and will be dependent on our financial condition, results of operations, capital requirements and any other factors that the board of directors decides are relevant.

The market price of our securities may be volatile.

From time to time the market price of our common stock may experience significant volatility. Our quarterly results, failure to meet analysts' expectations, patents issued or not issued to us or our competitors, announcements by us or competitors regarding planned or failed mergers, acquisitions or dispositions, loss of existing clients, new procedures or technology, litigation, sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, changes in general conditions in the economy and general market conditions could cause the market price of the common stock to fluctuate substantially. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many technology and Internet companies. Frequently, these price and volume fluctuations have been unrelated to the operating performance of the affected companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. This type of litigation, regardless of the outcome, could result in substantial costs and a diversion of management's attention and resources, which could materially adversely affect our business, prospects, financial condition and the results of operations.

Significant additional dilution will occur if outstanding options and warrants are exercised.

As of December 31, 2003 we have outstanding stock options under our 1999 Stock Incentive Plan to purchase approximately 3.8 million shares of common stock at a weighted average exercise price of $4.57 and warrants to purchase approximately 295,000 shares of common stock at a weighted average exercise price of $3.36 per share. To the extent these options or warrants are exercised, our stockholders will experience further dilution. In addition, in the event that any future financing should be in the form of, be convertible into, or exchangeable for, equity securities, and upon the conversion or exchange of these securities, investors may experience additional dilution.

We may not be able to adapt as the Internet, electronic commerce, Internet advertising, and customer demands continue to evolve.

We may not be able to adapt as the Internet, electronic commerce, Internet advertising and customer demands continue to evolve. Our failure to respond in a timely manner to changing market conditions or client requirements would have a material adverse effect on our business, prospects, financial condition and results of operations. The Internet e-commerce and the Internet advertising industry are characterized by:

- rapid technological change;
- changes in user and customer requirements and preferences;

- frequent new product and service introductions embodying new technologies; and
- the emergence of new industry standards and practices that could render proprietary technology and hardware and software infrastructure obsolete.

Our success will depend, in part, on our ability to:

- enhance and improve the responsiveness and functionality of our FindWhat.com Network, our private label service and our merchant services;
- license, develop or acquire technologies useful in our business on a timely basis, enhance our existing services and develop new services and technology that address the increasingly sophisticated and varied needs of our prospective or current customers; and
- respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Internet security poses risks to our entire business.

The process of e-commerce aggregation by means of our hardware and software infrastructure involves the transmission and analysis of confidential and proprietary information of our clients, as well as our own confidential and proprietary information. We rely on encryption and authentication technology licensed from other companies to provide the security and authentication necessary to effect secure Internet transmission of confidential information, such as credit and other proprietary information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the technology used by us to protect client transaction data. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause material interruptions in our operations. We may be required to expend significant capital and other resources to protect against security breaches or to minimize problems caused by security breaches. To the extent that our activities or the activities of others involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our security measures may not prevent security breaches. Our failure to prevent these security breaches or a misappropriation of proprietary information may have a material adverse effect on our business, prospects, financial condition and results of operations.

Our future success will depend on continued growth in the use of the Internet.

Our future success will depend substantially upon continued growth in the use of the Internet to support the sale of our advertising services and acceptance of e-commerce transactions on the Internet. As this is a new and rapidly evolving industry, the ultimate demand and market acceptance for Internet-related services is subject to a high level of uncertainty. Significant issues concerning the commercial use of the Internet and online service technologies, including security, reliability, cost, ease of use and quality of service remain unresolved and may inhibit the growth of Internet business solutions that utilize these technologies. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. In the event that the use of the Internet and other online services does not continue to grow or grows more slowly than we expect, or the Internet does not become a commercially viable marketplace, our business, prospects, financial condition and results of operations would be materially adversely affected.

The market for our services in uncertain and is still evolving.

Internet marketing and advertising, in general, and advertising through priority placement in keyword-targeted ads in particular, are at early stages of development, are evolving rapidly and are characterized by an increasing number of market entrants. Our future revenues and profits are substantially dependent upon the widespread acceptance and the use of the Internet and other online services as an effective medium of commerce by merchants and consumers. Rapid growth in the use of and interest in, the Internet, the Web and online services is a recent phenomenon, and may not continue on a lasting basis. In addition, customers may not adopt, and continue to use, the Internet and other online services as a medium of commerce. The demand and market acceptance for recently introduced services is generally subject to a high level of uncertainty. Most potential advertisers have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to Internet advertising. If this trend continues, the market for our existing services, which are dependent upon increased Internet advertising, may be adversely affected, which in turn will have a material adverse effect on our business, prospects, financial condition or results of operations.

We will need to keep pace with rapid technological change in the Internet search and advertising industries.

In order to remain competitive, we will be required continually to enhance and improve the functionality and features of our existing services, which could require us to invest significant capital. If our competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing services, technology and systems may become obsolete and we may not have the funds or technical know-how to upgrade our services, technology and systems. If we face material delays in introducing new services, products and enhancements, our users may forego the use of our services and select those of our competitors, in which event, our business, prospects, financial condition and results of operations could be materially adversely affected.

Regulatory and legal uncertainties could harm our business.

We are not currently subject to direct regulation by any government agency other than laws or regulations applicable generally to e-commerce and businesses. Due to the increasing popularity and use of the Internet and other online services, federal, state and local governments may adopt laws and regulations, or amend existing laws and regulations, with respect to the Internet and other online services covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. The growth and development of the market for e-commerce may prompt calls for more stringent consumer protection laws and impose additional burdens on companies conducting business online. The adoption of any additional laws or regulations or application of existing laws to the Internet generally or our industry may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our services and increase our cost of doing business, or otherwise have material adverse effect on our business, prospects, financial condition, and results of operations.

Implementation of our FindWhat.com Network service or our private label service for some clients may infringe on intellectual property rights of others.

In implementing our services, we utilize promotional material generated by our clients to promote websites. From time to time, third parties have alleged that the use of certain keywords in our services have infringed on their intellectual property rights. Although the terms and conditions of our services provide that our clients are responsible for infringement of intellectual property rights of others arising out of the use of keywords or content in their paid keyword ads and on their websites, our involvement in disputes regarding these claims could be time consuming, expensive to defend and could result in the diversion of our management's time and attention, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We cannot predict our future capital needs and we may not be able to secure additional financing.

Although we have no material long-term commitments for capital expenditures, we anticipate an increase in capital expenditures consistent with anticipated growth of operations, infrastructure and personnel. We currently anticipate that our cash as of December 31, 2003, together with cash flows from operations, will be sufficient to meet the anticipated liquidity needs for working capital and capital expenditures over the next 12 months, including the cash to be used in our announced merger with Espotting Media Inc. In the future, we may seek additional capital through the issuance of debt or equity depending upon results of operations, market conditions or unforeseen opportunities. Our future liquidity and capital requirements will depend on numerous factors. The pace of expansion of our operations will affect our capital requirements. We may also have increased capital requirements in order to respond to competitive pressures. In addition, we may need additional capital to fund acquisitions of complementary products, technologies or businesses. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties and actual results could vary materially as a result of the factors described above. As we require additional capital resources, we will seek to sell additional equity or debt securities or obtain a bank line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to existing stockholders. There can be no assurance that any financing arrangements will be available in amounts or on terms acceptable to us, if at all.

ITEM 2. PROPERTIES.

We lease an executive, administrative, sales, customer service and technical facility in Fort Myers, Florida and a business development and sales office in New York City. We acquired Miva Corporation on January 1, 2004 and we assumed a lease for an executive, administrative, sales, customer service and technical facility that houses our Miva operations in San Diego, California.

ITEM 3. LEGAL PROCEEDINGS.

One of the FindWhat.com Network's principal competitors, Overture Services, Inc., purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled "System and method for influencing a position on a search result list generated by a computer network search engine." Additionally, Overture Services has announced it acquired an issued patent that may apply to our current bid-for-position pay-per-click business model. Overture Services has advised us that they believe our current bid-for-position pay-per-click business model infringes their patents; however we believe that we do not infringe any valid and enforceable claim of the patents. On January 17, 2002, we filed a complaint to challenge the '361 patent in the District Court for the Southern District of New York. Subsequently, Overture commenced litigation against us in the District Court for the Central District of California in Los Angeles, alleging that we are infringing the '361 patent. Our complaint has been transferred to the District Court for the Central District of California in Los Angeles. As a result, we have asserted our claims for declaratory judgment against Overture for invalidity, unenforceability, and non-infringement of the '361 patent in an answer we filed on March 25, 2003 in the California action, and simultaneously dismissed the transferred New York action without prejudice. This case is now pending before the District Court for the Central District of California in Los Angeles, and the litigation is ongoing. The trial is not expected before the second half of 2004. In addition, on January 23, 2004, we were was named as a third party defendant by Overture in an action between Lycos, Inc. and Overture Services, Inc., in the District Court for the District of Massachusetts (CV 03-12012 RWZ). In its third party complaint, Overture alleges that we infringe U. S. Patent 6,269,361, which is the same patent that is involved in the above-referenced litigation pending in the Central District of California.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

(a) We held our Annual Meeting of Stockholders on December 15, 2003, for the purposes of electing seven directors and approving an amendment to our 1999 Stock Incentive Plan.

(b) At the Annual Meeting of Stockholders, all directors nominated were elected and the amendment to our 1999 Stock Incentive Plan was approved.

(c) The table below shows the voting tabulation for each matter voted upon at the Annual Meeting of Stockholders:

PROPOSAL 1: Election of seven directors, each to serve for a one year term:

	NUMBER OF SHARES	
NOMINEES:	FOR	WITHHOLD AUTHORITY
Craig A. Pisaris-Henderson	21,088,303	247,903
Phillip R. Thune	21,105,368	247,903
Frederick E. Guest II	21,050,179	247,903
Kenneth E. Christensen	21,102,588	247,903
Dan Brewster	21,104,852	247,903
Jerry Della Femina	21,105,963	247,903
Lee Simonson	21,106,988	247,903

PROPOSAL 2: Approval of an amendment increasing the number of shares available for issuance under our 1999 Stock Incentive Plan from 4,200,000 to 6,200,000

	TOTAL NUMBER OF VOTES CAST
FOR	11,395,087
AGAINST	4,499,820
ABSTAINED	24,476

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market for Common Stock

Our common stock trades on the Nasdaq Stock Market under the symbol "FWHT." The following table sets forth the high and low sales prices of our common stock for the periods indicated as reported by the Nasdaq Stock Market or, for periods prior to April 17, 2003, the Nasdaq Small Cap Market:

Quarter Ended	High	Low
December 31, 2003	$ 19.74	$ 13.50
September 30, 2003	$ 27.94	$ 16.81
June 30, 2003	$ 21.75	$ 8.79
March 31, 2003	$ 10.50	$ 6.75
December 31, 2002	$ 8.13	$ 2.75
September 30, 2002	$ 5.30	$ 3.30
June 30, 2002	$ 6.35	$ 2.74
March 31, 2002	$ 5.75	$ 3.11

Such prices reflect inter-dealer quotations, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Holders of Record

Our authorized capital stock consists of 50,000,000 shares of common stock, $.001 par value per share, and 500,000 shares of preferred stock, $.001 par value per share. As of December 31, 2003, there were 21,420,528 shares of our common stock outstanding. As of December 31, 2003, the number of record holders of our common stock was 101. No shares of our preferred stock are outstanding.

Dividends

We have never paid cash dividends on our capital stock and do not expect to pay any dividends in the foreseeable future. We intend to retain future earnings, if any, for use in our business.

Securities Authorized for Issuance Under Equity Compensation Plans

The table containing the Equity Compensation Plan Information is included in Item 11 of this Form 10-K.

Recent Sales of Unregistered Securities

In July 2003, we concluded a private placement to certain institutional investors of 1,000,000 shares of our common stock at $20.27 per share. In our opinion, the issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder due to the fact the shares were sold to less than 35 purchasers all of whom were accredited investors.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 and the selected consolidated balance sheet data as of December 31, 2003, 2002, 2001, 2000 and 1999 are derived from our consolidated financial statements and related notes.

(In thousands, except per share data)

	For the year ended December 31,				
	2003	2002	2001	2000	1999
Statements of operations					
Revenues	$ 72,221	$ 42,805	$ 20,412	$ 2,887	$ 452
Net income (loss)	11,758	10,736	(347)	(8,805)	(1,790)
Net income (loss) per share					
Basic	$ 0.59	$ 0.63	$ (0.02)	$ (0.63)	$ (0.17)
Diluted	0.53	0.56	(0.02)	(0.63)	(0.17)
Balance sheets					
Total assets	$ 74,658	$ 27,312	$ 8,325	$ 2,102	$ 1,267
Long term debt	-	4	15	47	13
Stockholders' equity	64,307	22,168	5,082	790	1,028

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Consolidated Financial Data.

The following selected consolidated statements of operations data for the years ended December 31, 2003, 2002 and 2001, and the selected consolidated balance sheet data as of December 31, 2003 and 2002, are derived from our consolidated financial statements and related notes included elsewhere in this Form 10-K.

CONSOLIDATED STATEMENT OF OPERATIONS DATA (in thousands, except for per share amounts)	For the year ended December 31, 2003	2002	2001
Revenues	$ 72,221	$ 42,805	$ 20,412
Operating expenses			
Search serving	2,802	1,925	1,459
Marketing, sales and service	40,963	23,597	14,130
General and administrative	8,604	5,797	3,936
Product development	1,520	589	289
Loss on sales of advertising contract	-	-	996
Total operating expenses	53,889	31,908	20,810
Income (loss) from operations	18,332	10,897	(398)
Interest income, net	532	210	51
Income (loss) before provision for income taxes	18,864	11,107	(347)
Income tax expense	7,106	371	-
Net income (loss)	$ 11,758	$ 10,736	$ (347)
Net income (loss) per share			
Basic	$ 0.59	$ 0.63	$ (0.02)
Diluted	$ 0.53	$ 0.56	$ (0.02)
Weighted-average number of common shares outstanding			
Basic	19,867	17,021	16,183
Diluted	22,076	19,130	16,183

CONSOLIDATED BALANCE SHEET DATA: (in thousands)	December 31, 2003	December 31, 2002
Current assets	$ 69,807	$ 24,024
Total assets	74,658	27,312
Working capital	60,171	18,888
Stockholders' equity	64,307	22,168

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We are a leading developer and provider of performance-based marketing and commerce enabling services for online businesses. During fiscal 2003, we offered two primary proprietary performance-based services: the FindWhat.com Network, a keyword-targeted advertisement service that distributes advertisements throughout the Internet each day based on a bid-for-position, pay-per-click pricing model; and a private label service, which offers large portals, search engines and other high traffic websites the opportunity to brand and sell their own pay-per-click, keyword-targeted advertisement service using our turn-key operation. Our managed advertisers only pay us for each Internet user we deliver to their websites.

Our main focus is the operation of online marketplaces that connect the prospects that are most likely to purchase specific goods and services to the advertisers that provide those goods and services. Advertisers create advertisements, or keyword-targeted ads, which are comprised of titles, descriptions, URL links and relevant keywords or keyword phrases. For each keyword, the advertisers determine what price they are willing to pay for a qualified click-through. The pricing process is an open, automated, bid-for-position system. The highest bidder for a particular keyword or phrase receives the first place position, with all other bidders on that same keyword or phrase listed in descending bid order.

Along with our private label partners we distribute advertisements to millions of Internet users each day, often in direct response to search or directory queries. The FindWhat.com Network includes distribution partners. We recognize 100% of the revenue from paid click-throughs on the sites in the FindWhat.com Network, and then share that revenue with those sites. We recognize only our share of the revenue generated from third-party initiatives, which are powered by us. With both the FindWhat.com Network and the third-party offerings, our services are a source of revenue and relevant keyword-targeted ads for our partners, while providing our managed advertisers with exposure to potential customers across the Internet.

On June 17, 2003, we entered into an agreement to merge with Espotting Media Inc., a leading provider of performance based Internet marketing services in Europe. On February 9, 2004 the merger agreement with Espotting was amended. Under the amended terms of the Espotting transaction, Espotting's stockholders will receive approximately 7.0 million shares of our common stock and approximately $20 million in cash, subject to adjustment. Additionally, the agreement calls for us to issue options and warrants to purchase approximately 800,000 shares of our common stock to Espotting's employees and affiliates. Closing of the transaction is subject to a number of conditions. Assuming the fulfillment of these conditions and the receipt of all approvals, the companies would expect to close the merger in the third quarter of 2004. On June 17, 2003, we loaned Espotting $2.0 million in exchange for a promissory note. The loan to Espotting bears interest at 5% and must be paid in full at closing or upon termination of the merger agreement, whichever occurs first. If the merger is consummated, the loan shall be repaid by reducing the cash obligation payable by us to Espotting on the closing date.

Additionally, as of December 31, 2003, we had incurred and capitalized approximately $2.1 million in legal, advisory and transaction costs associated with our announced merger agreement with Espotting. Upon the successful closing of the merger, these and any additional deal costs will be considered part of the purchase price. However, if the merger agreement is terminated, these and any additional costs incurred will be written off as a one-time expense on the date of the termination.

On September 25, 2003 we announced the signing of an agreement with Mitsui & Co., Ltd. to power a keyword-targeted advertisement service in Japan, which is expected to launch in the second quarter of 2004.

On December 3, 2003 we announced the signing of a private label contract with Verizon Information Services. Under the terms of the revenue sharing-based licensing agreement, we will provide the technology and business operations expertise to support enhanced local SuperPages.com advertising services which are expected to launch early in 2004.

On January 1, 2004, we completed our acquisition of Miva Corporation, a leading supplier of e-commerce software and services to small and medium-sized businesses. Under the terms of the agreement we issued Miva shareholders approximately $2.7 million in cash and approximately 165,000 shares of our common stock, and we assumed approximately $2.5 million in Miva liabilities. We believe that we can combine our keyword-targeted paid listings services with Miva's e-commerce software and services to better serve small and medium-sized businesses, with the FindWhat.com Network delivering qualified prospects to a Miva client's online store, and the Miva Merchant software aiding that online store to make a successful sale.

On February 23, 2004, we entered into an agreement to acquire Comet Systems, Inc., a leading provider of connected desktop consumer software. Under the terms of the acquisition agreement, Comet stockholders will receive approximately $8.5 million in cash, which is subject to adjustment based on the value of Comet's closing date current net assets, plus $15.0 million in our common stock, and up to an additional $10.0 million in cash based on Comet's operating performance in 2004 and 2005. Closing of the transaction is conditioned upon approval from Comet's shareholders, the absence of a material adverse change in the companies' businesses, receipt of a favorable tax opinion, and other customary closing conditions. As a result, the acquisition may not be consummated or may be consummated on significantly different terms. Assuming the fulfillment or waiver of these conditions, we expect to close the acquisition within 60 days of February 23, 2004.

Among other things, our growth rate and results depend on our continued ability to:

- grow our core U.S. performance-based marketing business;
- expand our performance-based marketing business geographically and as applicable, extend into new markets; and
- grow our commerce enabling services for online businesses to help them throughout the customer lifecycle: finding, getting and keeping customers—merchant e-commerce services specifically targeted to SMEs and to complete and integrate strategic initiatives.

FindWhat.com Network click-through revenue, private label revenue and other third-party performance-based marketing initiatives revenue are recognized when earned, which is based on the actual click-through activity, and then only to the extent that the advertiser has deposited sufficient funds with us, or if we believe collection is probable.

The largest component of our expenses relate to marketing costs incurred to attract consumers and businesses to our advertisers' websites through our distribution partners on our FindWhat.com Network. In order to significantly increase revenues, we will be required to incur a significant expansion of our operations, including hiring additional management and staff, and enhancing our overall technical infrastructure and facilities. The proposed increases in capital and expenditures will significantly increase future operating expenses.

Organization of Information

Management's discussion and analysis provides a narrative on our financial performance and condition that should be read in conjunction with the accompanying financial statements. It includes the following sections:

- Results of operations
- Liquidity and capital resources
- Contractual obligations
- Use of estimates and critical accounting policies
- Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

RESULTS OF OPERATIONS

Years ended December 31, 2003, 2002 and 2001

Our fiscal year is from January 1 through December 31. We commercially launched the FindWhat.com Network in September 1999, and our first private label agreement commenced in September 2002. When making comparisons between the years ending December 31, 2003, 2002 and 2001, readers should note that we do not anticipate our historical growth rates to continue.

Revenue

Revenue was approximately $72.2 million for fiscal 2003, compared to approximately $42.8 million for fiscal 2002 and $20.4 million for fiscal 2001. The increase in our overall revenue over the three-year period primarily relates to the increase in our FindWhat.com Network revenue as a result of: adding new distribution partners; expanding our relationships with our existing distribution partners; and increasing the amount advertisers spend with us for traffic from our distribution partners.

During the years ending December 31, 2003, 2002 and 2001, no advertiser represented more than 10% of our total revenue. We purchase Internet traffic from our distribution partners. Expressed as a percentage of revenue, Internet traffic purchases from one distribution partner represented over 10% of total revenue for each of fiscal 2003 and 2001 and Internet traffic purchases from two individual distribution partners represented over 10% of total revenue for fiscal 2002.

Operating Expenses

Search Serving - Search serving expense consists primarily of costs associated with designing and maintaining the FindWhat.com Network and private label service and fees paid to telecommunications carriers for Internet connectivity. Costs associated with maintaining the FindWhat.com Network and private label service include salaries of related technical personnel, depreciation of related computer equipment, co-location charges for our network equipment, and software license fees.

Search serving expense increased to approximately $2.8 million for fiscal 2003, compared to approximately $1.9 million for fiscal 2002 and $1.5 million for fiscal 2001. The increase from fiscal 2002 to 2003 was primarily due to increases in depreciation of equipment and Internet connectivity fees. The increase from fiscal 2001 to 2002 was primarily due to increases in depreciation of equipment, Internet connectivity fees, and personnel expense. We anticipate search serving expense will continue to increase as our traffic and number of managed active advertiser accounts increase.

Marketing, Sales and Service - Marketing, sales and service expense consists primarily of:

- revenue-sharing or other arrangements with our FindWhat.com Network distribution partners;
- advertising expenditures for the FindWhat.com Network, such as, radio, outdoor and banner advertising campaigns and sponsorships;
- promotional expenditures such as sponsorships of seminars, trade shows and expos;
- referral fees and other expenses to attract advertisers to our services;
- fees to marketing and public relations firms; and
- payroll and related expenses for personnel engaged in marketing, advertiser solutions, business development, sales functions, affiliate relations, business affairs, corporate development and credit transactions.

Our marketing, sales and service expense was approximately $41.0 million for fiscal 2003, compared to $23.6 million for fiscal 2002 and $14.1 million for fiscal 2001.

The increase in marketing, sales and service expense from fiscal 2002 to 2003 was related primarily to increases in:

- revenue-sharing payments and other fees paid to our FindWhat.com distribution partners, which increase as our revenue increases;
- personnel costs due to expanding the number of business development, corporate development, marketing, advertiser solutions, credit transactions, affiliate relations, business affairs and sales personnel;
- consulting fees; and
- travel and other expenses related to our corporate development initiatives.

The increased costs relating to our corporate development department are based on our concentrated effort to diversify our revenue stream. Our corporate development department is responsible for identifying new business initiatives, and searching for new sources of revenue. The deliverables of the corporate development team are longer term in nature, and as such we may not realize substantial benefits in the short-term, if at all, from their efforts.

The increase in marketing, sales and service expense from fiscal 2001 to 2002 was related primarily to increases in:

- revenue-sharing payments and other fees paid to our FindWhat.com distribution partners, which increase as our revenue increases;
- personnel costs due to expanding the number of business development, marketing, customer service, credit transactions, affiliate relations, business affairs and sales employees; and
- consulting fees.

Revenue sharing and other fees paid to distribution partners represent the largest component of our marketing, sales and service expense. We believe that continued investment in marketing, sales and service, including attracting advertisers to utilize the FindWhat.com Network, attracting distribution partners to display our keyword-targeted ads, and obtaining additional private label partners or other third parties to provide paid listings powered by us, is critical to attaining our strategic objectives. As a result, we expect these costs to continue increasing in the future.

General and Administrative - General and administrative expense consists primarily of payroll and related expenses for executive and administrative personnel; credit card fees; costs related to leasing, maintaining and operating our facilities; insurance; recruiting fees; bad debt; fees for professional services, including consulting, legal, and accounting fees; expenses and fees associated with the reporting and other obligations of a public company; travel costs; depreciation of furniture and equipment for non-technical employees; non-cash stock compensation expense for the issuance of stock and stock options to non-employees; and other general corporate expenses; and fees to affiliates which provide office space and other general and administrative services. Fees for professional services include payments to lawyers, accountants, tax advisors and other professionals in connection with operating our business and evaluating and pursuing new opportunities.

General and administrative expenses increased to approximately $8.6 million for fiscal 2003, compared to approximately $5.8 million for fiscal 2002 and $3.9 million for fiscal 2001.

The increase in general and administrative expenses from fiscal 2002 to 2003 was primarily due to increases in professional fees, credit card fees, rent expense, depreciation on furniture and equipment, and expenses relating to being a public company.

The increase in general and administrative expenses from fiscal 2001 to 2002 was primarily due to increases in credit card fees, compensation expense, professional fees, travel costs, rent expense, and expenses relating to being a public company.

We expect additional increases in general and administrative expenses in the future as we continue to expand our staff and incur costs related to the growth of our business, as we litigate patent-related lawsuits with Overture Services, Inc. and as we evaluate and pursue new opportunities.

Product Development -. Product development expense consists primarily of payroll and related expenses for personnel responsible for the development and maintenance of features, enhancements and functionality for our FindWhat.com Network and private label services and depreciation for related equipment used in product development. Product development expense was approximately $1.5 million for fiscal 2003, as compared to approximately $589,000 for fiscal 2002 and approximately $289,000 for fiscal 2001. The increase over the three-year period was primarily due to increases in personnel expense. We believe that continued investment in product development is critical to attaining our strategic objectives and as a result, expect product development expenses to increase in the future.

Loss on Sale of Advertising Contract - From January 2000 through March 2001, marketing, sales and service expense included non-cash charges related to the issuance of 600,000 shares of common stock to a national radio group in return for radio advertising time to promote the FindWhat.com Network. The common stock had a value of $4,425,000 at the time of issuance, and was being expensed as the radio time was being used. As of March 30, 2001, $3,351,118 had been expensed in this fashion. On March 30, 2001, a third party paid $250,000 in cash in return for the remaining radio time and a warrant to purchase 125,000 shares of common stock. The warrant was valued at $172,500. As a result of this transaction, a loss of $996,382 was recorded in the twelve months ending

December 31, 2001 for the sale of the radio-advertising contract, which is shown as "Loss on sale of advertising contract" on the statement of operations.

Interest Income, Net

Interest income, net, consists primarily of earnings on our cash and cash equivalents, net of interest expense. Net interest income was approximately $532,000 for fiscal 2003 compared to approximately $210,000 for fiscal 2002 and approximately $51,000 for fiscal 2001. The increase in interest income was due to higher average cash and cash equivalent balances and short-term liquid investments offset in part by lower interest rates.

Income Taxes

Deferred tax assets and liabilities are recognized based on differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets are reviewed for recoverability based on projections of future operating results, which dictates our ability to realize our tax assets. In 2001, we recorded a valuation allowance on 100% of our net deferred tax assets, based on a presumption that such tax assets would not be realized due to recurring losses experienced at that time. In 2002, we had taxable income, which was largely offset by net operating loss carryforwards. The valuation allowance was reduced to reflect the utilization of the net operating losses and other changes in deferred taxes, resulting in a reduced tax provision for the period ending December 31, 2002. As a result, we had a remaining allowance of approximately $183,000 at December 31, 2002 relating to stock options and warrants issued for services. In 2003 the remaining valuation allowance was reduced to zero, as we believe that it is more likely than not that the tax benefit related to these options and/or warrants will be realized.

For fiscal 2003 we recorded a tax provision of $7.1 million, which represented an approximate 37.6% effective tax rate, our approximate statutory tax rate. For fiscal 2002 we recorded a tax provision of approximately $371,000, which represents an approximate 3.3% effective tax rate. We experienced a net loss in 2001; accordingly, we did not recognize a net tax provision in 2001.

Net Income (Loss)

As a result of the factors described above, we generated net income of approximately $11.8 million, or $0.59 per basic share and $0.53 per diluted share, for the period ending December 31, 2003. This compares to net income of approximately $10.7 million, or $0.63 per basic share and $0.56 per diluted share, for the period ending December 31, 2002, and a net loss of approximately $347,000 or ($0.02) per basic and diluted share, for the period ending December 31, 2001.

LIQUIDITY AND CAPTIAL RESOURCES

We historically have satisfied our cash requirements primarily through private placements of equity securities, cash flows provided by operations, and proceeds from the exercise of options and warrants. Through December 31, 2003 we have raised net proceeds of approximately $33.6 million through private equity financings, and received approximately $9.4 million in proceeds from the exercise of warrants and options. The $33.6 million of net proceeds received through private placements noted above includes our most recent private placement on July 15, 2003 in which we issued one million shares of common stock to institutional investors, raising gross proceeds of approximately $20.3 million. We plan to utilize the proceeds from this private placement to fund future growth and capitalize new initiatives.

Beginning in the second quarter of 2001, we began generating cash flows from operations. In 2001, our cash flows provided by operations were approximately $4.1 million. We continued to generate cash during 2002 and 2003, with cash flows from operations of approximately $11.7 million and $15.5 million, respectively.

We started to generate positive cash flows from our operations primarily due to the increase in the number of advertisers bidding for keyword-targeted ads in the FindWhat.com Network, and the increase in the number of distribution partners displaying our keyword ads, along with increases in the number of paid click-throughs delivered by existing distribution partners. If we fail to continue to provide our managed advertisers with high quality click-throughs (or visitors to their websites), they may reduce or cease their spending with us and our private label partners, which may lead to lower average revenue per paid click-through, and our revenue and cash flows may decline. If we fail to offer our distribution partners with competitive keyword-targeted advertisements in terms of the average revenue per paid click-through, the revenue share paid to the distribution partners, the relevancy and coverage of our keyword ads, and the speed of delivery of such ads, our partners may display fewer FindWhat.com Network results, or stop showing our keyword-targeted ads altogether, which would lead to lower revenue and cash flows. The number and quality of providers of keyword-targeted ads is increasing, which may adversely impact: our ability to keep or grow our advertiser and distribution partner relationships, our average revenue per paid click-through, and the amount of payments owed to, and the payment terms of our contracts with, our distribution partners; any of these circumstances may reduce our revenue and cash flows.

Net cash provided by operating activities totaled approximately $15.5 million for 2003. The net cash provided in 2003 was based primarily on net income of approximately $11.8 million, plus an increase in accounts payable and accrued expenses of approximately $3.2 million, the tax benefit of stock option exercises of approximately $2.4 million, the recognition of depreciation and amortization expense for the period of approximately $1.8 million, a $890,000 deferred tax provision and an increase in deferred revenue of approximately $623,000 due to growth of our advertiser prepayment deposits. The increase in cash for the period was partially offset by the increase in accounts receivable (adjusted by the increase in the allowance for doubtful accounts) of approximately $3.4 million and the increase in prepaid expenses and other current assets of $2.0 million. The increase in accounts payable and accrued expenses from 2002 to 2003 was primarily due to higher accrued compensation and higher accrued expenses under revenue sharing agreements with distribution partners as the related revenue increased over the same period. Accounts receivable increased from 2002 to 2003 as revenue increased over the same period. Prepaid expenses and other current assets increased primarily due to capitalized costs of approximately $2.4 million in legal, advisory and transaction costs associated with our announced merger agreements with Espotting and Miva. Upon the successful closing of the merger, these and any additional deal costs will be considered part of the purchase price. However if the merger agreement is terminated, these and any additional costs will be written off as a one-time expense on the date of the termination.

Net cash provided by operating activities totaled approximately $11.7 million for 2002. The net cash provided in 2002 was based primarily on net income of approximately $10.7 million, plus an increase in accounts payable and accrued expenses of approximately $1.2 million, an increase in deferred revenue of approximately $736,000, and the recognition of depreciation and amortization expense for the period of approximately $888,000. The increase in cash for the period was partially offset by the recognition of the deferred tax benefit of approximately $470,000 and the net increase in accounts receivable (adjusted by the increase in the allowance for doubtful accounts) of approximately $1.3 million. The increase in accounts payable and accrued expenses from 2001 to 2002 was primarily due to higher accrued expenses under revenue sharing agreements with distribution partners as the related revenue increased over the same period. Accounts receivable increased from 2001 to 2002 as revenue increased over the same period.

Net cash used in investing activities totaled approximately $2.2 million for 2003, and consisted of approximately $3.3 million in capital expenditures for equipment, furniture and fixtures and a note receivable from Espotting of $2.1 million (including accrued interest receivable), partially offset by proceeds from the sale of short-term investments of approximately $3.2 million. On June 17, 2003, we loaned Espotting $2.0 million in exchange for a promissory note. The loan to Espotting bears interest at 5% and must be paid in full at closing or upon termination of the merger agreement, whichever occurs first. If the merger is consummated, the loan shall be repaid by reducing the cash obligation payable by us to Espotting on the closing date.

Net cash used in investing activities totaled approximately $5.3 million for 2002, and consisted of the net purchase of approximately $2.2 million in short-term highly liquid investments, and approximately $3.1 million in capital expenditures for equipment, furniture and fixtures.

Net cash provided by financing activities totaled approximately $28.0 million for 2003. In July 2003 we completed a private placement of our common stock with accredited investors. We issued one million shares of our common stock and received net proceeds of approximately $20.0 million. Additionally, we received approximately $8.0 million from the exercise of stock options and warrants for the period ending December 31, 2003.

Net cash provided by financing activities totaled approximately $6.1 million for the year ended December 31, 2002. In December 2002 we completed a private placement of our common stock with accredited investors. We issued one million shares of our common stock and received net proceeds of approximately $5.2

million. Additionally, we received approximately $867,000 from the exercise of stock options and warrants for the period ending December 31, 2002.

Our principal sources of liquidity consisted of approximately $59.2 million of cash and cash equivalents as of December 31, 2003. Although we have no material long-term commitments for capital expenditures, we anticipate an increase in capital expenditures consistent with anticipated growth of operations, infrastructure, and personnel.

We are engaged in patent litigation with one of our largest performance-based advertising competitors, Overture Services, Inc. We believe that the litigation will not be resolved over the next 12 months, and will require a run-rate of approximately $1.0 million per annum in legal expenses until it is resolved. Our patent litigation with Overture Services may be time-consuming, expensive and result in the diversion of our time and attention. Accordingly, such patent litigation could negatively impact our business and, consequently, our cash position, even if we prevail. If it is determined that our bid for position business model infringes one or more valid and enforceable claims of the patents held by Overture Services, our business, prospects, financial condition and results of operations could be materially and adversely affected and we could be subject to damages and forced to obtain a license from Overture Services or revise our business model. We can offer no assurance that a license would be available on acceptable terms or at all, or that we will be able to revise our business model economically, efficiently, or at all.

On June 17, 2003, we entered into an agreement to merge with Espotting Media Inc., a leading provider of performance based Internet marketing services in Europe. On February 9, 2004 we announced the signing of an amended merger agreement. Under the amended terms of the Espotting transaction, Espotting's stockholders will receive approximately 7.0 million shares of our common stock and approximately $20 million in cash, subject to adjustment. Additionally, the agreement calls for us to issue options and warrants to purchase approximately 800,000 shares of our common stock to Espotting's employees and affiliates. Closing of the transaction is conditioned upon regulatory filings and approvals and shareholder approvals by both companies, the absence of a material adverse change in each company's respective business, the meeting of certain requirements before and until the closing date and other closing conditions. As a result, the merger may be consummated on significantly different terms or not at all. Assuming the fulfillment of these conditions and the receipt of all approvals, the companies would expect to close the merger in the third quarter of 2004.

We currently anticipate that our cash and cash equivalents as of December 31, 2003, together with cash flows from operations, will be sufficient to meet our anticipated liquidity needs for working capital, acquisitions and capital expenditures over the next 12 months. In the future, we may seek additional capital through the issuance of debt or equity depending upon results of operations, market conditions or unforeseen opportunities. Our future liquidity and capital requirements will depend upon numerous factors. The pace of expansion of our operations will affect our capital requirements. We may also have increased capital requirements in order to respond to competitive pressures. In addition, we may need additional capital to fund acquisitions of complementary products, technologies or businesses. As we require additional capital resources, we may seek to sell additional equity or debt securities or obtain a bank line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to existing stockholders. There can be no assurance that any financing arrangements will be available in amounts or on terms acceptable to us, if at all. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties and actual results could vary materially as a result of the factors described above.

CONTRACTUAL OBLIGATIONS

Our largest ongoing contractual cash payments are to our distribution partners, which are funded by payments from our advertisers for the paid click-throughs (visitors), delivered to them via our distribution partners. None of these agreements have minimum payment amounts.

We have significant contractual obligations regarding future minimum payments under non-cancelable operating leases which consisted of the following at December 31, 2003 (in thousands):

2004	$	807
2005		786
2006		783
2007		805
2008		782
Thereafter		3,200
	$	7,163

USE OF ESTIMATES AND CRITICAL ACCOUNTING POLICIES

This Management's Discussion and Analysis of Financial Condition and Plan of Operation are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. When preparing our consolidated financial statements, we make estimates and judgments that affect the reported amounts on our balance sheets and income statements, and our related disclosure about contingent assets and liabilities. We continually evaluate our estimates, including those related to allowance for doubtful accounts and valuation allowance for deferred income tax assets. We base our estimates on historical experience and on various other assumptions which we believe to be reasonable in order to form the basis for making judgments about the carrying values of assets and liabilities that are not readily ascertained from other sources. Actual results may deviate from these estimates if alternative assumptions or conditions are used.

Revenue

We derive revenue primarily from the following sources: through click-throughs on keyword ads on the FindWhat.com Network, and from management fees generated from click-throughs from our private label agreements. Revenue from click-throughs is recognized when generated. Management fees are recognized as the service is rendered. Deferred revenue represents advertiser prepayment deposits.

We have entered into agreements with various websites to display FindWhat.com Network keyword-targeted ads. We pay a fee to the websites that list our results for each click-through on a FindWhat.com Network advertiser listing. In accordance with the guidance of Emerging Issue Task Force No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent," the revenues related to these click-throughs on keyword ads are reported gross of the fees paid in the Consolidated Financial Statements, as we are the primary obligor and are responsible for the fulfillment of the services.

On our private label agreement we recognize revenue in accordance with the contractual revenue share described in the agreement as the services are rendered. Following the guidance of Emerging Issue Task Force No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent," we recognize private label revenues at net.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from non-payments by our billable advertisers for services rendered. Most of our advertisers prepay for services. The allowance for doubtful accounts was approximately $223,000 at December 31, 2003. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a monthly basis to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectable if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectable amount is written off against the allowance. If our billable advertisers were to contest amounts legitimately owed to us, or if their ability to pay our invoices were to suffer, resulting in the likelihood that we would not be paid for services rendered, additional allowances may be necessary which would result in an additional general and administrative expense in the period such determination was made.

Note receivable

We advanced $2 million of cash to Espotting in June 2003, in the form of a unsecured promissory note bearing interest at 5% per annum. We evaluate the collectibility of this note and related interest receivable, at the end of each reporting period, or sooner if information comes to our attention. On February 9, 2004, we amended the maturity date of the note to require that the monies be repaid to us on the earlier of three dates: the day we consummate the merger, the day we terminate the proposed merger or July 31, 2004. We believe that the monies are collectible either by a reduction of the cash proceeds we will pay to Espotting, or we will be able to collect from Espotting's funds on hand, based on our knowledge of their financial condition. If the merger is not consummated and Espotting's financial condition deteriorates, or they are unwilling to pay us, we may incur a loss of all or a portion of this receivable.

Deferred Costs

We defer acquisition-related costs related to acquisitions and mergers which we are seriously pursuing. At December 31, 2003, we had deferred $2.4 million of such costs. If we consummate the acquisitions, then the costs will become part of the purchase price. If we terminate our efforts with respect to a particular transaction or believe that the deal will not be consummated for other reasons, then the costs would be immediately expensed. As we pursue a target, we are continually evaluating the future prospects, opportunities and risks, the price to be paid and the seller's willingness to continue in negotiations leading to consummation. Similarly, we evaluate these matters surrounding each individual acquisition target, in determining whether these deferred costs should continue to be deferred, or whether they should be expensed. If the acquisition or merger is not consummated, we will recognize a charge in our statement of operations for all of the associated costs.

Income Taxes

Deferred income taxes are recognized for temporary differences between financial statement and income tax basis of assets and liabilities, loss carryforwards and tax credit carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. This requires us to make estimates of our future taxable results.

As of December 31, 2003, we had a net deferred tax liability of approximately $420,000.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical information contained herein, the matters discussed in our Annual Report on Form 10-K include certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding our and management's intent, belief and expectations, such as statements concerning our future profitability, our operating and growth strategy, liquidity and expenses. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Business — Business Risks" included elsewhere in this Annual Report on Form 10-K and other factors detailed from time to time in our filings with the Securities and Exchange Commission. One or more of these factors have affected, and in the future could affect, our business and financial results and could cause actual results to differ materially from plans and projections. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this Annual Report on Form 10-K will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. All forward-looking statements made in this Annual Report on Form 10-K are based on information presently available to our management. We assume no obligation to update any forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company's exposure to market rate risk for changes in interest rates relates primarily to the Company's short-term investment portfolio and issuance of debt. The Company does not use derivative financial instruments in its investment portfolio. The Company has a prescribed methodology whereby it invests its excess cash in debt instruments of government agencies and high quality corporate issuers. The portfolio is reviewed on a periodic basis and adjusted in the event that the credit rating of a security held in the portfolio has deteriorated.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Index to Consolidated Financial Statements on page F-1

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Grant Thornton LLP served as the independent auditors for FindWhat.com for the 2002 fiscal year and throughout the periods covered by our financial statements included in our annual report filed on Form 10-KSB/A on April 30, 2003.

On March 10, 2003, our audit committee engaged Ernst & Young LLP as its independent auditors for fiscal year 2003. Our audit committee dismissed Grant Thornton LLP as its independent auditors effective March 17, 2003.

The reports of Grant Thornton LLP on the 2002 and 2001 financial statements contained no adverse opinion, disclaimer of opinion or modification of the opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to dismiss Grant Thornton LLP was ratified by our Audit Committee and approved by our Board of Directors.

During our fiscal years ended December 31, 2002 and 2001, and for the interim period beginning January 1, 2003 and ending March 17, 2003, there were no disagreements with Grant Thornton LLP on any matter of accounting principles practices, financial statement disclosure, or auditing scope or procedure and there were no reportable events as listed in Item 304(a)(1)(v) of Regulation S-K.

Grant Thornton LLP furnished us with a letter addressed to the SEC stating that it agrees with the above statements.

During the two most recent fiscal years prior to our engagement of Ernst & Young LLP and through March 18, 2003, we did not consult with Ernst & Young LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided to us by Ernst & Young LLP as it relates to an accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are adequately designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms. During the period covered by this Annual Report on Form 10-K, there was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Information required under this item is incorporated herein by reference to our Proxy Statement for the 2004 Annual Meeting of Stockholders pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION.

Information required under this item is incorporated herein by reference to our Proxy Statement for the 2004 Annual Meeting of Stockholders pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information required under this item is incorporated herein by reference to our Proxy Statement for the 2004 Annual Meeting of Stockholders pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Information required under this item is incorporated herein by reference to our Proxy Statement for the 2004 Annual Meeting of Stockholders pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information required under this item is incorporated herein by reference to our Proxy Statement for the 2004 Annual Meeting of Stockholders pursuant to Regulation 14A.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) The following financial statements are included in this report under Item 8:

Consolidated Balance Sheets as of December 31, 2003 and 2002.

Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001.

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001.

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

Notes to the Consolidated Financial Statements.

Report of Independent Certified Public Accountants – Ernst & Young LLP

Report of Independent Certified Public Accountants – Grant Thornton LLP

(2) Exhibits: Financial Statement Schedules (Schedules to the Financial Statements have been omitted because the information required to be set for therein is not applicable as is shown in the accompanying Financial Statements or notes thereto).

Schedule II – Valuation and Qualifying Accounts

Exhibits

The following exhibits are filed as part of and incorporated by reference into this report:

Number	Exhibit
2.1###	Amended and Restated Agreement and Plan of Merger among FindWhat.com, Who Merger Corp. and Espotting Media Inc., dated February 9, 2004.
2.2***	Agreement and Plan of Merger among FindWhat.com, Close Reach Merger Corp. and Miva Corporation dated September 2, 2003.
3.1*	Articles of Incorporation of FindWhat.com (f/k/a Collectibles America, Inc.).
3.2**	Amendment and Restated By-laws of FindWhat.com.
3.3	Audit Committee Charter.
10.1##/+	Amended and Restated Executive Employment Agreement between FindWhat.com and Craig A. Pisaris-Henderson.
10.2##/+	Amended and Restated Executive Employment Agreement between FindWhat.com and Phillip R. Thune.
10.3	[Reserved.]
10.4****/+	FindWhat.com 1999 Stock Incentive Plan, as amended.
10.5##/+	Form of Incentive Stock Option Agreement.
10.6##/+	Form of Non-Qualified Stock Option Agreement.
10.7##/+	Executive Employment Agreement between FindWhat.com and Dave Rae.
10.8	[Reserved.]
10.9##	Colonial Bank Plaza office building lease dated January 31, 2002, as amended.
10.10#/+	Executive Employment Agreement between FindWhat.com and Anthony Garcia.
10.11+	Executive Employment Agreement between FindWhat.com and Brenda Agius.
14.1	Code of Ethics
14.2	Code of Conduct
16.1####	Letter regarding change in certifying accountant
21.1	List of Subsidiaries
23.1	Consent of Grant Thornton LLP
23.2	Consent of Ernst & Young LLP
24.1	Powers of Attorney

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
32.2	Certification of Chief Financial Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

* Incorporated by reference to the exhibit previously filed on September 14, 1999 with prior Form 10 of FindWhat.com (file no. 0-27331).

** Incorporated by reference to the exhibit previously filed on January 23, 2002 with FindWhat.com's Form 8-K.

***Incorporated by reference to the exhibit previously filed on January 6, 2004, with FindWhat.com's Form 8-K.

**** Incorporated by reference to the exhibit previously filed August 1, 2002, with FindWhat.com's Form S-8.

***** Incorporated by reference to the extent previously filed on April 2, 2001 with FindWhat.com's Form 10-KSB for the year ended December 31, 2000

Incorporated by reference to the exhibit previously filed on May 15, 2001 with FindWhat.com's Form 10-QSB for the fiscal year ended March 31, 2001.

Incorporated by reference to the exhibit previously filed on November 6, 2002 with FindWhat.com's Form 10-QSB for the fiscal year ended September 30, 2002.

Incorporated by reference to the exhibit previously filed on February 10, 2004 with FindWhat.com's Form 8-K.

Incorporated by reference to the exhibit previously filed on March 25, 2003 with FindWhat.com's Form 8-K/A.

+ Management compensatory contract or plan.

(b) Reports on Form 8-K

Report dated December 24, 2003, updating status of the Company's merger agreement with Espotting Media Inc.

Report dated December 11, 2003, regarding the Company's financial estimates.

Report dated December 2, 2003, regarding a strategic relationship with Verizon Information Services.

Report dated October 29, 2003, regarding the Company's 2003 annual meeting of stockholders.

Report dated October 27, 2003, regarding an amendment to the Company's merger agreement with Espotting Media Inc.

Report dated October 20, 2003, regarding third quarter financial results.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FINDWHAT.COM

Date: March 5, 2004

By: /s/ Phillip R. Thune
Phillip R. Thune, Chief Operating Officer, Chief Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 5th day of March 2004.

Signature	*Title*
*Craig A. Pisaris-Henderson Craig A. Pisaris-Henderson	Chairman, Chief Executive Officer, President and Director
/s/ Phillip R. Thune Phillip R. Thune	Chief Operating Officer, Chief Financial Officer, Treasurer (principal financial officer), and Director
*Brenda Agius Brenda Agius	Vice President – Finance (principal accounting officer)
*Kenneth E. Christensen Kenneth E. Christensen	Director
*Frederick E. Guest Frederick E. Guest	Director
*David Londoner David Londoner	Director
*Dan Brewster Dan Brewster	Director
*Jerry Della Femina Jerry Della Femina	Director
*Lee S. Simonson Lee S. Simonson	Director

*By: /s/ Phillip R. Thune
Phillip R. Thune, Attorney-in-Fact

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Findwhat.com

We have audited the accompanying consolidated balance sheet of Findwhat.com as of December 31, 2003, and the related statement of operations, stockholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedule for the year ended December 31, 2003 listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FindWhat.com at December 31, 2003, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule for the year ended December 31, 2003, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Tampa, Florida
February 9, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
FindWhat.com

We have audited the accompanying consolidated balance sheet of FindWhat.com and subsidiary as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FindWhat.com and subsidiary as of December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Tampa, Florida
January 30, 2003

FindWhat.com
CONSOLIDATED BALANCE SHEETS
(in thousands, except par values)

ASSETS	December 31, 2003	December 31, 2002
CURRENT ASSETS		
Cash and cash equivalents	$ 59,210	$ 17,982
Short-term investments	-	3,157
Accounts receivable, less allowance for doubtful accounts of $223 and $95 at December 31, 2003 and 2002, respectively	5,051	1,920
Deferred tax asset	180	446
Note receivable	2,054	-
Prepaid expenses and other current assets	3,312	519
Total current assets	69,807	24,024
EQUIPMENT AND FURNITURE - NET	4,695	3,121
OTHER ASSETS	156	167
Total assets	$ 74,658	$ 27,312
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 7,770	$ 3,809
Deferred revenue	1,866	1,243
Other current liabilities	-	84
Total current liabilities	9,636	5,136
DEFERRED TAX LIABILITIES	600	-
OTHER LIABILITIES	115	8
Total liabilities	10,351	5,144
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value; authorized, 500 shares; none issued and outstanding	-	-
Common stock, $.001 par value; authorized, 50,000 shares; issued 21,428 and 18,177, respectively; outstanding 21,421 and 18,170, respectively	21	18
Additional paid-in capital	52,884	22,506
Treasury stock; 7 shares, at cost	(82)	(82)
Accumulated earnings (deficit)	11,484	(274)
Total stockholders' equity	64,307	22,168
Total liabilities and stockholders' equity	$ 74,658	$ 27,312

The accompanying notes are an integral part of these statements.

FindWhat.com
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	For the year ended December 31, 2003	2002	2001
Revenues	$ 72,221	$ 42,805	$ 20,412
Operating expenses			
Search serving	2,802	1,925	1,459
Marketing, sales and service	40,963	23,597	14,130
General and administrative	8,604	5,797	3,936
Product development	1,520	589	289
Loss on sale of advertising contract	-	-	996
Total operating expenses	53,889	31,908	20,810
Income (loss) from operations	18,332	10,897	(398)
Interest income, net	532	210	51
Income (loss) before provision for income taxes	18,864	11,107	(347)
Income tax expense	7,106	371	-
Net income (loss)	$ 11,758	$ 10,736	$ (347)
Net income (loss) per share			
Basic	$ 0.59	$ 0.63	$ (0.02)
Diluted	$ 0.53	$ 0.56	$ (0.02)
Weighted-average number of common shares outstanding			
Basic	19,867	17,021	16,183
Diluted	22,076	19,130	16,183

The accompanying notes are an integral part of these statements.

FindWhat.com
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(in thousands)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Stock Subscription Receivable	Deferred Service Cost	Treasury Stock	Accumulated Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount						
Balance as of January 1, 2001	-	$ -	15,099	$ 15	$ 13,511	$ (1,251)	$ (741)	$ (82)	$ (10,663)	$ 789
Issuance of common stock and warrants in connection with private placement net	-	-	1,350	1	1,349	-	-		-	1,350
Issuance of common stock in connection with exercises of stock options and warrants	-	-	190	1	511	-	-	-	-	512
Sale of advertising agreement and settlement of stock subscription receivable	-	-	-	-	173	1,251	594	-	-	2,018
Issuance of warrants in connection with metasearch services	-	-	-	-	495	-	147	-	-	642
Issuance of stock and warrants for consulting services	-	-	13	-	133	-	(122)	-	-	11
Amortization of service costs on warrants issued	-	-	-	-	-	-	107	-	-	107
Net Loss	-	-	-	-	-	-	-	-	(347)	(347)
Balance at December 31, 2001	-	-	16,652	17	16,172	-	(15)	(82)	(11,010)	5,082
Issuance of common stock and warrants in connection with private placement, net	-	-	1,000	1	5,214	-	-	-	-	5,215
Issuance of common stock in connection with exercises of stock options and warrants	-	-	525	-	867	-	-	-	-	867
Tax benefit of exercise of non-qualified stock options	-	-	-	-	253	-	-	-	-	253
Amortization of service costs on warrants issued	-	-	-	-	-	-	15	-	-	15
Net Income	-	-	-	-	-	-		-	10,736	10,736
Balance at December 31, 2002	-	-	18,177	18	22,506	-	-	(82)	(274)	22,168
Issuance of common stock in connection with private placement, net	-	-	1,000	1	19,980	-	-		-	19,981
Issuance of common stock in connection with exercises of stock options and warrants	-	-	2,251	2	7,973	-	-	-	-	7,975
Tax benefit of exercise of non-qualified stock options	-	-	-	-	2,425	-	-	-	-	2,425
Net Income	-	-	-	-	-	-	-	-	11,758	11,758
Balance at December 31, 2003	-	$ -	21,428	$ 21	$52,884	$ -	$ -	$ (82)	$ 11,484	$64,307

The accompanying notes are an integral part of these statements.

FindWhat.com
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the year ended December 31, 2003	2002	2001
Cash Flows from Operating Activities			
Net income (loss)	$ 11,758	$ 10,736	$ (347)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Provision for doubtful accounts	262	126	46
Depreciation and amortization	1,755	888	481
Equity based compensation	-	15	1,531
Tax benefit of stock option exercises	2,425	253	-
Loss on sale of advertising contract	-	-	996
Deferred income tax expense (benefit)	890	(470)	-
Loss on sale of assets	11		
Changes in operating assets and liabilities			
Accounts receivable	(3,393)	(1,259)	(415)
Prepaid expenses and other current assets	(2,035)	(394)	(117)
Other assets	(13)	(92)	(29)
Deferred revenue	623	736	417
Accounts payable, accrued expenses and other liabilities	3,226	1,176	1,546
Net Cash Provided by Operating Activities	15,509	11,715	4,109
Cash Flows from Investing Activities			
Advances under note receivable	(2,054)	-	-
Proceeds from the sale of assets	8	-	-
Purchase of short-term investments	-	(26,981)	(1,000)
Proceeds from short-term investments	3,157	24,824	-
Purchase of equipment and furniture	(3,344)	(3,145)	(506)
Net Cash Used in Investing Activities	(2,233)	(5,302)	(1,506)
Cash Flows from Financing Activities			
Net proceeds from private placements of common stock	19,981	5,215	1,350
Proceeds from sale of advertising contract	-	-	250
Payments made on capital leases	(4)	(11)	(32)
Proceeds received from exercise of stock options and warrants	7,975	867	512
Net Cash Provided by Financing Activities	27,952	6,071	2,080
Increase in Cash and Cash Equivalents	41,228	12,484	4,683
Cash and Cash Equivalents, Beginning of Year	17,982	5,498	815
Cash and Cash Equivalents at End of Year	$ 59,210	$ 17,982	$ 5,498
Interest Paid	$ 3	$ 8	$ 8
Income Taxes Paid	$ 4,193	$ 935	$ -

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - NATURE OF BUSINESS

FindWhat.com was organized under the laws of the State of Nevada. FindWhat.com and its subsidiary, who are collectively referred to as the Company, are developers and providers of performance-based marketing services for the Internet. In 2003, FindWhat.com offered two primary proprietary performance-based services: the FindWhat.com Network, a keyword-targeted advertisement service that distributes millions of advertisements throughout the Internet each day based on a bid-for-position, pay-per-click pricing model; and a private label service, which offers large portals, search engines and high traffic websites the opportunity to brand and sell their own pay-per-click, keyword-targeted advertisement service using FindWhat.com's turn-key operation. As of December 31, 2003, the Company operated principally in the U.S.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Presentation*

The consolidated financial statements include the accounts and operations of FindWhat.com and its wholly-owned subsidiary, BeFirst Internet Corporation. Intercompany accounts and transactions have been eliminated in consolidation.

2. *Cash and Cash Equivalents*

Cash equivalents consist of highly liquid investments with original maturities of three months or less. At December 31, 2003 and 2002, the Company had cash and cash equivalents of approximately $59.2 million and $18.0 million, respectively.

3. *Short-term Investments*

The Company's short-term investments as of December 31, 2002 were $3.2 million and consisted of investments in a fixed rate guaranteed annuity contract with an insurance company. The Company classifies this investment as available for sale. Due to the high liquidity of this instrument, the fair value approximated its carrying value. The instrument was not covered by any depository insurance.

4. *Accounts Receivable*

Accounts receivable are recorded at face value, less an allowance for doubtful accounts. We do not require collateral. Most advertisers are required to prepay. The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a monthly basis to ensure that it adequately provides for all reasonably expected losses in the receivable balances. An account may be determined to be uncollectable if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectable amount is written off against the allowance.

NOTE B (continued)

5. *Equipment and Furniture*

Equipment and furniture are stated at cost and depreciated using the straight-line method over the estimated useful lives for the respective assets, which range from three to five years. Depreciation expense consists of depreciation of computer equipment and furniture. Improvements to leased premises are amortized over the shorter of the related lease term or the useful lives of the improvements.

6. *Capitalized Software*

Product development costs are expensed as incurred or capitalized into property and equipment in accordance with Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires that costs incurred in the preliminary project and post-implementation stages of an internal use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized. Capitalized costs are amortized over the estimated useful lives.

7. *Revenues*

Revenues are generated primarily through click-throughs on our managed advertisers' paid listings (ad). When an Internet user clicks on a sponsored advertisement in the FindWhat.com Network, revenues are recognized in the amount of the advertiser's bid price. Revenues are also generated from the Company's private label service and are recognized in accordance with the contractual revenue share payment agreement as the services are rendered. In accordance with the guidance of Emerging Issue Task Force No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent," the Company records FindWhat.com Network click-through revenues gross and private label revenues net.

8. *Deferred Revenue*

Deferred revenue represents advance deposits made by the Company's advertisers for future click-throughs for keyword advertisements on the FindWhat.com Network.

9. *Use of Estimates*

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

10. *Fair Value of Financial Instruments*

At December 31, 2003 and 2002, the Company's financial instruments included cash, cash equivalents, short-term investments, accounts receivable, note receivable and accounts payable.

At December 31, 2003 and 2002, the fair values of these financial instruments approximated carrying values because of the short-term nature of these instruments.

NOTE B (continued)

11. Accounting for Stock-Based Compensation

We account for stock-based compensation to employees and directors using the intrinsic value method set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees." We account for stock-based compensation to non-employees using the fair value method set forth in SFAS 123, and related interpretations.

The following table summarizes our pro forma results as if we had recorded stock-based compensation expense for the years ended December 31, 2003, 2002 and 2001, using the fair value method of SFAS 123, as amended by SFAS 148:

	For the year ended December 31,		
	2003	2002	2001
Net income (loss), as reported	$ 11,758	$ 10,736	$ (347)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,618)	(1,846)	(1,074)
Pro forma net income (loss)	$ 9,140	$ 8,890	$ (1,421)
Earnings per share:			
Basic - as reported	$ 0.59	$ 0.63	$ 0.02
Basic - pro forma	$ 0.46	$ 0.52	$ 0.09
Diluted - as reported	$ 0.53	$ 0.56	$ 0.02
Diluted - pro forma	$ 0.41	$ 0.46	$ 0.09

12. Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2003, 2002 and 2001, were approximately $21,000, $24,000 and $1.9 million respectively.

13. Income Taxes

Income taxes are recognized using the liability method of accounting.

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities, loss carryforwards, and tax credit carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized.

14. Impairment of Long Lived Assets

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell. No impairment losses have been recognized as of December 31, 2003.

NOTE B (continued)

15. Recently Issued Accounting Standards

The Financial Accounting Standards Board Interpretation, or FIN, No. 46, "Consolidation of Variable Interest Entities," is effective immediately for all enterprises with variable interests in variable interest entities acquired subsequent to February 1, 2003. The provisions of FIN 46 must be applied by March 31, 2004. If an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity's expected losses if they occur, receives a majority of the entity's expected residual returns if they occur, or both. Where it is reasonably possible that the company will consolidate or disclose information about a variable interest entity, the company must disclose the company's maximum exposure to loss as a result of its involvement with the variable interest entity in all financial statements issued after March 15, 2004. We do not believe that FIN 46 has an impact on our financial statements currently. However, if the Company enters into certain types of transactions in the future, including special purpose entities, then consolidation of that entity's financial statements with the Company might be required.

16. Reclassification

Certain previously reported 2002 and 2001 amounts have been reclassified to conform to the 2003 presentation.

NOTE C - EQUIPMENT AND FURNITURE

Equipment and furniture at December 31, consisted of the following (in thousands):

	December 31, 2003	December 31, 2002
Computer equipment	$ 6,439	$ 4,162
Furniture	1,325	536
Leased assets	73	73
Leasehold improvements	65	62
Capitalized software	209	-
	8,111	4,833
Less accumulated depreciation and amortization	(3,416)	(1,712)
	$ 4,695	$ 3,121

Included in accumulated depreciation is $73,000 and $70,000 relating to accumulated depreciation on equipment under capitalized lease obligations as of December 31, 2003 and 2002, respectively.

Depreciation, excluding amortization, expense was $1,751,000, $852,000 and $481,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE D - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, consisted of the following (in thousands):

	December 31, 2003	December 31, 2002
Accounts payable	$ 1,783	$ 394
Revenue-sharing agreements	3,494	2,480
Consultant settlement agreement	-	-
Accrued compensation	2,310	865
Professional fees	183	70
	$ 7,770	$ 3,809

NOTE E - RELATED PARTY TRANSACTIONS

Through February 2003, some of the Company's sales and general and administrative activities were conducted out of the Manhattan offices of WPI Advertising, a business owned and operated by Robert D. Brahms, the Company's former vice chairman and a former director. From the Company's inception through February 2003, the Company paid WPI for office space and support services. These expenses for the years ended December 31, 2003, 2002 and December 31, 2001 were approximately $16,000, $106,000 and $200,000, respectively.

The Company utilizes Porter, Wright, Morris & Arthur LLP to provide various legal services. For the years ending December 31, 2003, 2002 and 2001, the Company incurred legal fees from Porter, Wright, Morris & Arthur LLP for services rendered of approximately $1,395,000, $445,000 and $298,000, respectively. John Pisaris, who joined the Company in January 2004 as a Vice President of the Company is the brother of the Company's Chairman, Chief Executive Officer and President, Craig Pisaris-Henderson. John Pisaris was a partner at Porter, Wright, Morris & Arthur LLP during 2003, 2002 and 2001. In September 2003, the Company transitioned its primary corporate counsel from Porter, Wright, Morris & Arthur LLP to another firm.

In February 2001, the Company issued a warrant to purchase 125,000 shares of common stock at $1.00 per share to Mr. Andrew Lessman, a greater than 5% shareholder of the Company, in exchange for consulting services. The fair market value of the warrant, as determined using an option pricing model, was $122,500 and was amortized over one year, the term of the consulting agreement. In February 2002, Mr. Lessman agreed to extend the consulting agreement in exchange for the Company waiving the $1.00 strike price on the original warrant.

The Company believes that prior transactions with its officers, directors, and principal stockholders were on terms that were no less favorable than it could have obtained from unaffiliated third parties.

NOTE F - COMMITMENTS

1. *Operating Leases*

As of December 31, 2003, the Company leases office space in Florida, California and New York under the terms of operating leases that expire November 30, 2012, April 30, 2005 and April 1, 2008, respectively. The leases contain provisions requiring the Company to pay their pro rata share of operating expenses. These amounts have been included in the lease commitments shown below.

Future minimum payments under non-cancelable operating leases consisted of the following at December 31, 2003 (in thousands):

2004	$ 807
2005	786
2006	783
2007	805
2008	782
Thereafter	3,200
	$ 7,163

For the years ended December 31, 2003, 2002 and 2001, the Company recorded approximately $878,000, $268,000 and $146,000, respectively, as rent expense under its leasing arrangements.

2. *Employment Agreements*

The Company has issued employment agreements to key executives containing various terms and conditions. In accordance with certain limitations, the employment agreements contain minimum salary requirements, accelerated option vesting terms and severance pay packages.

3. *Indemnifications*

The Company may indemnify officers and/or directors against all costs, expenses, and liabilities incurred in a threatened, pending, or completed action, suit or proceeding brought because such individual has acted in the capacity of director and/or officer of the Company. The officer and/or director must have conducted him or herself in good faith, and reasonably believed that his or her conduct was in, or not opposed to, the Company's best interests. In a criminal action he or she must not have had a reasonable cause to believe his or her conduct was unlawful. Costs not covered by the Company's directors and officers liability insurance will be covered by the Company. This indemnification is ongoing and does not include a limit on the maximum potential future payments; nor are there any recourse provisions or collateral that may offset the cost. As of December 31, 2003, the Company does not believe it has incurred any losses for any obligations arising as a result of these indemnifications and therefore, has not recorded a liability.

NOTE G - CONCENTRATIONS

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. The Company places its cash and cash equivalents with high quality credit financial institutions. In general, such instruments exceeded the FDIC insurance limit of $100,000.

During the years ending December 31, 2003, 2002 and 2001, no advertiser represented more than 10% of the Company's total revenue. The Company purchases Internet traffic from distribution partners. Expressed as a percentage of revenue for the year ending December 31, 2003, Internet traffic purchases from one distribution partner represented over 10% of total revenue, for the year ending December 31, 2002, Internet traffic purchases from two distribution partners each represented over 10% of total revenue, and in the year ending December 31, 2001, Internet traffic purchases from one distribution partner represented over 10% of total revenue. However, none of these distribution partners represented more than 15% of total revenue during the three-year period ended December 31, 2003.

NOTE H - EQUITY TRANSACTIONS

1. Beasley Transaction

In January 2000, the Company entered into a common stock purchase agreement with Beasley Internet Ventures LLC ("Beasley"), whereby the Company issued 600,000 shares of common stock at $5.00 per share to Beasley in exchange for a note receivable of $3 million. Concurrently, the Company entered into an advertising agreement with Beasley for $3 million of advertising services to be provided over a two-year period. Beasley had the right to offset payment obligations on the note receivable owed to the Company by providing advertising services pursuant to the advertising agreement. Since the value of the stock on the date the agreements were consummated was $7.375 per share, an additional deferred service cost of $1,425,000 was recognized and was to be expensed over the contract period. During the year ended December 31, 2000, the Company received $1,748,702 of advertising, which reduced the note receivable. The remaining balance on the note receivable at December 31, 2000 of $1,251,298 was reflected as a stock subscription receivable in stockholders' equity. During the year ended December 31, 2000, the Company expensed approximately $831,000 of the deferred service cost related to the Beasley agreement.

In March 2001, the Company sold unused advertising services to a consultant for $250,000 in cash and issued a warrant to purchase 125,000 shares of common stock valued at $172,500, on the grant date. Prior to the sale of the unused advertising and stock subscription receivable, the Company recognized $771,783 of expense for the quarter ended March 31, 2001. As a result of this transaction, the Company recognized a loss of approximately $996,000 in 2001, which is shown as "Loss on sale of advertising contract" on the statement of operations.

2. Go2Net Transaction

In March 2000, the Company entered into a one-year agreement with Go2Net, Inc. ("Go2Net"), whereby Go2Net provided the Company with metasearch services, allowing the Company to have its search results incorporated with Go2Net's. In exchange for these services, Go2Net received warrants to purchase 725,000 shares of the Company's common stock at $5.50 per share. Pursuant to the agreement, as the Company issued any additional shares of common stock, non-plan options or warrants at an exercise price less than the exercise price of $5.50, then in each case, the exercise price was lowered to an amount determined as per the agreement and Go2Net was entitled to receive an additional number of shares calculated as per the agreement. The value of the warrants was re-measured at each reporting date until the services were completed. These warrants were valued at approximately $587,000 based on the market price as of December 31, 2000, and, accordingly, approximately $440,000 was charged to operations and reflected in sales and marketing expense for the year ended December 31, 2000. As of December 31, 2000, based on adjustments made pursuant to the agreement, the total number of shares purchasable under warrants outstanding were 803,936, with an exercise price of $4.96 per share.

In March 2001, the Company amended the agreement and fixed the number of shares purchasable under warrants outstanding to 801,839 at an exercise price of $4.97 per share. In 2001, the Company recorded an expense of approximately $643,000 pursuant to this agreement.

NOTE H (continued)

3. *Other Transactions*

In February 2001, the Company issued a warrant to purchase 125,000 shares of common stock at $1.00 per share for consulting services. The fair market value of the warrant determined using an option pricing model was $122,500 and the expense was amortized over one year, the term of the consulting agreement. As of December 31, 2001, approximately $15,000 was shown as deferred service cost in stockholders' equity. The remaining deferred service costs at December 31, 2001 were fully amortized during the year ended December 31, 2002.

NOTE I - STOCK INCENTIVE PLAN

In June 1999, the Board of Directors of the Company adopted the 1999 Stock Incentive Plan ("the Plan"). The total number of shares reserved and available for distribution to the Company's key employees, officers, directors, consultants and other agents and advisors under this Plan as of December 31, 1999 were 1,000,000 shares. Awards under the Plan consist of stock options (both qualified and non-qualified options), restricted stock awards, deferred stock awards and stock appreciation rights. In January 2000, the Board of Directors of the Company amended the Plan to increase the total number of shares reserved and available for distribution to the Company's key employees, officers, directors, consultants and other agents to 1,975,000 shares, which was approved by the shareholders in July 2000.

On June 11, 2001, the Company's shareholders approved an amendment increasing the number of shares available for issuance under the Company's 1999 Stock Incentive Plan from 1,975,000 to 4,200,000 shares and increasing the number of shares an individual employee can receive from 600,000 to 1,000,000.

On December 15, 2003, the Company's shareholders approved an amendment increasing the number of shares available for issuance under the Company's 1999 Stock Incentive Plan from 4,200,000 to 6,200,000. As of December 31, 2003, 1,877,000 shares remained available for future grants under this plan.

During the years ended December 31, 2003, 2002 and 2001, the Company granted options to employees and directors totaling approximately 726,000, 861,000 and 1,414,000, respectively, and granted no options to non-employees. The options issued to employees in 2003, 2002 and 2001 vest in a range of immediate vesting up to four years vesting and expire in ten years.

The fair value of the Company's stock options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the year ended December 31,		
	2003	**2002**	**2001**
Volatility	63.1%	85.2%	138.0%
Risk-free rate	4.0%	4.2%	5.6%
Expected life	10.0 Years	8.8 Years	10.0 Years
Expected dividends	-	-	-

The weighted-average fair value of Plan options granted during the years ended December 31, 2003, 2002 and 2001 was $13.36, $3.31 and $1.53, respectively, and the weighted-average exercise price was $13.61, $3.96 and $1.58, respectively.

NOTE I (continued)

Stock option activity under the Plan during the years ended December 31, 2003, 2002 and 2001 is summarized below (in thousands, except per share amounts):

	Options	Weighted-average exercise price
Balance, December 31, 2000	1,494	$ 2.63
Granted	1,414	1.58
Exercised	(38)	2.39
Canceled	(48)	2.77
Balance, December 31, 2001	2,822	2.11
Granted	861	3.96
Exercised	(154)	1.79
Canceled	(85)	3.22
Balance, December 31, 2002	3,444	2.55
Granted	726	13.61
Exercised	(313)	2.95
Canceled	(50)	6.43
Balance, December 31, 2003	3,807	$ 4.57

The following table summarizes information as of December 31, 2003 concerning outstanding and exercisable stock options under the Plan (in thousands, except per share amounts):

Range of exercise prices	Number outstanding	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$1.00-$3.00	2,085	5.8	$ 1.57	1,732	$ 1.57
$3.01-$6.00	963	7.9	4.28	409	4.74
$6.01-$14.00	542	9.0	11.07	34	7.11
$14.01-$27.72	217	9.8	18.49	-	-
Total	3,807	7.0	$ 4.57	2,175	$ 2.25

NOTE J – PER SHARE DATA

For the year ended December 31, 2003 there were 34,000 outstanding options and warrants at a price range of $15.33–$27.72, which were excluded from the dilutive earnings per share calculation because the effect would be anti-dilutive. For the year ended December 31, 2002 there were 1.3 million outstanding options and warrants at a price range of $4.65–$12.00, which were excluded from the dilutive earnings per share calculation because the effect would be anti-dilutive. All of the Company's options and warrants were considered anti-dilutive for the year ending December 31, 2001 due to the Company's net loss for the period.

The following is a reconciliation of the number of shares used in the basic and diluted computation of income (loss) per share (in thousands):

	For the year ended December 31, 2003	2002	2001
Weighted-average number of common shares outstanding - basic	19,867	17,021	16,183
Dilution from stock options and warrants	2,209	2,109	-
Weighted-average number of common shares and common share equivalents outstanding - diluted	22,076	19,130	16,183

NOTE K – WARRANTS

At December 31, 2003, 2002 and 2001 the Company had approximately 0.3 million, 2.3 million and 2.6 million warrants outstanding, respectively, at a weighted average exercise price of $3.36, $3.59 and $3.31, respectively. The Company's warrant activity during the years ended December 31, 2003, 2002 and 2001 is summarized below (in thousands, except for per share amounts):

	Warrants	Weighted-average exercise price
Balance, December 31, 2000	2,327	$ 3.71
Granted	453	1.05
Exercised	(151)	2.78
Canceled	-	-
Balance, December 31, 2001	2,629	3.31
Granted	-	-
Exercised	(371)	1.60
Canceled	-	-
Balance, December 31, 2002	2,258	3.59
Granted	-	-
Exercised	(1,938)	3.64
Canceled	(25)	2.50
Balance, December 31, 2003	295	$ 3.36

The following table summarizes information concerning currently outstanding and exercisable warrants as of December 31, 2003 (in thousands, except per share amounts and years):

Range of exercise prices	Number outstanding	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$0.00-$3.00	165	1.9	$ 1.68	165	$ 1.68
$3.01-$6.00	130	1.1	5.50	130	5.50
Total	295	1.6	$ 3.36	295	$ 3.36

NOTE L - DATABASE LICENSE

In August 1999, the Company acquired a database license, which required minimum aggregate payments of $600,000 over the three-year life of the contract. The Company accounted for this license as an executory contract and recorded expense as the service was provided. As of December 31, 2001, payments of $340,000 under the license had been expensed, of which $260,000 had been paid. In April 2001, the Company reached an agreement to terminate this executory contract with no further payments.

NOTE M - INCOME TAXES

Components of the Company's deferred tax asset (liability) at December 31, are as follows (in thousands):

	For the year ended December 31,		
	2003	2002	2001
Stock option compensation	$ 95	$ 593	$ 318
Deferred service cost	-	24	43
Net operating loss carryforwards	-	-	3,500
Equipment and furniture related	(600)	-	43
Reserves and accruals	85	36	101
	(420)	653	4,005
Valuation allowance	-	(183)	(4,005)
Net deferred tax asset (liability)	$ (420)	$ 470	$ -

The recognition of deferred tax assets is appropriate if realization of such assets is more likely than not. Accordingly, based on current and projected taxable income in the near future, the Company reduced its net valuation allowances by approximately $183,000, $3,822,000 and $101,000 during the years ended December 31, 2003, 2002 and 2001, respectively.

The income tax expense in the consolidated statements of operations consisted of the following during the years ended December 31, 2003, 2002 and 2001 (in thousands):

	For the year ended December 31,		
	2003	2002	2001
Current provision	$ 6,216	$ 841	$ -
Deferred provision (benefit)			
Other deferred items	1,073	3,352	101
Change in valuation allowance	(183)	(3,822)	(101)
	890	(470)	-
Total	$ 7,106	$ 371	$ -

The reconciliation of the Company's statutory tax rate to the effective tax rate is as follows for the year ended December 31:

	For the year ended December 31,		
	2003	2002	2001
Federal tax rate	35.0 %	34.0 %	34.0 %
State tax rate, net of federal benefit	3.6	3.2	3.2
Deferred tax asset valuation allowance	(1.0)	(34.9)	(37.2)
Other	-	1.0	-
	37.6 %	3.3 %	- %

NOTE N – LITIGATION

One of the Company's competitors, Overture Services, Inc., purports to be the owner of a United States patent that was issued on July 31, 2001 entitled "System and method for influencing a position on a search result list generated by a computer network search engine" (U.S. Patent No. 6,269,361, "the '361 patent"). On January 17, 2002, the Company filed a complaint to challenge the validity, enforceability, and assert non-infringement of Overture's '361 Patent in the District Court for the Southern District of New York. Subsequently, on January 25, 2002, Overture commenced litigation against the Company in the District Court for the Central District of California in Los Angeles, alleging that the Company is infringing the '361 Patent. In the litigation, the Company is seeking a declaration that the '361 Patent is invalid and unenforceable and not infringed by the Company, and Overture is seeking a permanent injunction against any act by the Company deemed by the court to infringe Overture's '361 Patent, an award of unspecified monetary damages, and attorney's fees, costs, and expenses. In an Opinion and Order dated February 13, 2003, despite finding that FindWhat.com's complaint was properly brought in New York, Judge Mukasey in the Southern District of New York ordered the action transferred to the Central District of California based largely on the convenience of the expected witnesses in this case. As a result, the Company has asserted its claims for declaratory judgment against Overture for invalidity, unenforceability, and non-infringement of the '361 Patent in an Answer the Company filed on March 25, 2003 in the California action, and simultaneously dismissed the transferred New York action without prejudice. All claims are now pending before the District Court for the Central District of California in Los Angeles, and the litigation is ongoing. A trial in this matter is not expected before the second half of 2004. In addition, on January 23, 2004, we were named as a third party defendant by Overture in an action between Lycos, Inc. and Overture Services, Inc., in the District Court of the District of Massachusetts. In its third party complaint, Overture alleges that we infringe U.S. Patent 6,269,361, which is the same patent that is involved in the above-referenced litigation pending in the Central District of California.

The Company expenses all legal fees as incurred, and is a defendant in various legal proceedings from time to time, regarded as normal to its business and, in the opinion of management, the ultimate outcome of such proceedings, including the Overture matter discussed above, are not expected to have a material adverse effect on the Company's financial position or the results of its operations. As such, no accruals have been made related to the Company's legal proceedings.

NOTE O – ESPOTTING MERGER

On June 17, 2003, the Company entered into an agreement to merge with Espotting Media Inc., a leading provider of performance-based Internet marketing services in Europe. On February 9, 2004 the Company announced the signing of an amended merger agreement. Under the amended terms of the Espotting transaction, Espotting's stockholders will receive approximately 7.0 million shares of FindWhat.com common stock and approximately $20 million in cash, subject to adjustment. Additionally, the agreement calls for the Company to issue options and warrants to purchase approximately 800,000 shares of FindWhat.com common stock to Espotting's employees and affiliates. Closing of the transaction is conditioned upon regulatory filings and approvals, shareholder approval by both companies, the absence of a material adverse change in the companies' businesses, the meeting of certain requirements before and until the closing date, and other closing conditions. As a result, the merger may be consummated on significantly different terms or not at all. Assuming the fulfillment of these conditions and the receipt of all approvals, the companies would expect to close the merger in the third quarter of 2004.

Also on June 17, 2003, FindWhat.com loaned Espotting $2.0 million in exchange for a promissory note. The unsecured loan to Espotting bears interest at 5% and must be paid in full at closing, upon termination of the merger agreement or July 31, 2004, whichever occurs first. If the merger is consummated, the loan shall be repaid by reducing the cash obligation payable by FindWhat.com to Espotting on the closing date.

Additionally, as of December 31, 2003, the Company had incurred and capitalized approximately $2.1 million in legal, advisory and transaction costs associated with its announced merger agreement with Espotting. Upon the successful closing of the merger, these and any additional deal costs will be considered part of the purchase price. However, if the merger agreement is terminated, these and any additional costs incurred will be written off as a one-time expense on the date of the termination.

NOTE P – OTHER SUBSEQUENT EVENTS

On January 1, 2004, the Company completed its acquisition of Miva Corporation, a leading supplier of e-commerce software and services to small and medium-sized businesses. Under the terms of the agreement FindWhat.com acquired all of the outstanding stock of Miva, with Miva stockholders receiving approximately $2.7 million in cash and approximately 165,000 shares of FindWhat.com common stock, while FindWhat.com assumed approximately $2.5 million in Miva liabilities.

On February 23, 2004, we entered into an agreement to acquire Comet Systems, Inc., a leading provider of connected desktop consumer software. Under the terms of the acquisition agreement, Comet stockholders will receive approximately $8.5 million in cash, which is subject to adjustment based on the value of Comet's closing date current net assets, plus $15.0 million in our common stock, and up to an additional $10.0 million in cash based on Comet's operating performance in 2004 and 2005. Closing of the transaction is conditioned upon approval from Comet's shareholders, the absence of a material adverse change in the companies' businesses, receipt of a favorable tax opinion, and other customary closing conditions. As a result, the acquisition may not be consummated or may be consummated on significantly different terms. Assuming the fulfillment or waiver of these conditions, we expect to close the acquisition within 60 days of February 23, 2004.

NOTE Q – QUARTERLY FINANCIAL SUMMARY (unaudited)

The aggregate of quarterly amounts may not equal annual amounts due to rounding.

	Three months ended			
2003	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**
	(in thousands, except per share data)			
Statements of operations				
Revenues	$ 15,849	$ 17,511	$ 17,841	$ 21,019
Net income	2,695	2,707	2,815	3,541
Net income per share				
Basic	$ 0.15	$ 0.14	$ 0.14	$ 0.17
Diluted	0.13	0.12	0.12	0.15
2002	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**
Statements of operations				
Revenues	$ 8,712	$ 9,710	$ 10,985	$ 13,397
Net income	1,975	4,307	1,781	2,673
Net income per share				
Basic	$ 0.12	$ 0.25	$ 0.10	$ 0.16
Diluted	0.10	0.22	0.09	0.14

FindWhat.com
Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charges to Earnings	Charges to Other Accounts	Deductions	Balance at End of Period
Allowance for doubtful accounts:					
Year ended December 31, 2003	$ 95,000	$ 262,000	$ -	$ (134,000) (1)	$ 223,000
Year ended December 31, 2002	$ 22,000	$ 126,000	$ -	$ (53,000) (1)	$ 95,000
Year ended December 31, 2001	$ 23,000	$ 46,000	$ -	$ (18,000) (1)	$ 51,000
Income tax valuation allowance:					
Year ended December 31, 2003	$ 183,000	$ (183,000)	$ -	$ -	$ -
Year ended December 31, 2002	$ 4,005,000	$ (3,822,000)	$ -	$ -	$ 183,000
Year ended December 31, 2001	$ 4,106,000	$ (101,000)	$ -	$ -	$ 4,005,000

(1) Write-off fully reserved accounts receivable.

Exhibit 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated January 30, 2003, accompanying the consolidated financial statements and included in the amended Annual Report of Findwhat.com and Subsidiary on Form 10-KSB/A for the year ended December 31, 2002. We hereby consent to the incorporation by reference of said report in the Registration Statement of Findwhat.com and Subsidiary on Form S-8 (SEC File No. 333-46008, effective date September 18, 2000 and SEC File No. 333-66434, effective date August 1, 2001) and on Form S-3 (SEC File No. 333-76144, effective date December 31, 2001, SEC File No. 333-47240, effective date May 3, 2001, SEC File No. 333-102436, effective January 9, 2003 and SEC File No. 333-110067, effective October 29, 2003).

/s/ GRANT THORNTON LLP

Tampa, Florida
February 26, 2004

Exhibit 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-46008 and 333-66434) pertaining to the 1999 Stock Incentive Plan and the 1999 Stock Incentive Plan (as amended on June 11, 2001), Form S-3 (Nos. 333-110067, 333-102436, 333-76144), and Form SB-2 (No. 333-47240) and related prospectuses of our report dated February 9, 2004, with respect to the consolidated financial statements and schedule of Findwhat.com included in this Annual Report (Form 10-K) for the year ended December 31, 2003.

/s/ Ernst & Young LLP

Tampa, Florida
March 1, 2004

Exhibit 31.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Craig A. Pisaris-Henderson, certify that:

1. I have reviewed this annual report on Form 10-K of FindWhat.com;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material aspects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 5, 2004

/s/ Craig A. Pisaris-Henderson
Craig A. Pisaris-Henderson, Chairman, Chief Executive Officer and President
FindWhat.com

Exhibit 31.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Phillip R. Thune, certify that:

1. I have reviewed this annual report on Form 10-K of FindWhat.com;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material aspects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 5, 2004

/s/ Phillip R. Thune
Phillip Thune, Chief Operating Officer and Chief Financial Officer
FindWhat.com

Exhibit 32.1

Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

In connection with the periodic report of FindWhat.com (the "Company") on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission (the "Report"), I, Craig A. Pisaris-Henderson, Chairman, Chief Executive Officer and President of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

/s/ Craig A. Pisaris-Henderson
Craig A. Pisaris-Henderson, Chairman, Chief Executive Officer and President
FindWhat.com

Date: March 5, 2004

Exhibit 32.2

Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

In connection with the periodic report of FindWhat.com (the "Company") on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission (the "Report"), I, Phillip Thune, Chief Operating Officer and Chief Financial Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code,

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

/s/ Phillip R. Thune
Phillip Thune, Chief Operating Officer and Chief Financial Officer
FindWhat.com

Date: March 5, 2004

Corporate Offices
FindWhat.com
5220 Summerlin Commons Blvd.
Fort Myers, FL 33907
(239) 561-7229

Internet Web Site
www.FindWhat.com

Annual Meeting
June 4, 2004
10:00A.M. Eastern Time
Hilton Garden Inn
12600 University Drive
Fort Myers, Florida 33907

Common Stock
The Company's Common Stock is traded on the NASDAQ National Market under the symbol "FWHT"

Transfer Agent and Registrar
InterWest Transfer Co. Inc.
P.O. Box 17136
Salt Lake City, UT 84117
(801) 272-9294

Independent Accountants
Ernst & Young LLP
Tampa, FL

Investor Relations
Investor Relations
FindWhat.com
5220 Summerlin Commons Blvd.
Fort Myers, FL 33907
(239) 561-7229
www.findwhat.com/content/about/index.asp

Exhibits filed with the Form 10-K, but not included as part of this Annual Report are available upon request to Investors Relations.

Board of Directors

Craig A. Pisaris-Henderson
Chairman, Chief Executive Officer, President, Secretary, FindWhat.com

Daniel B. Brewster, Jr.
CEO, Topping Fund; former CEO of G+J USA

Kenneth E. Christensen
Independent Consultant

Jerry Della Femina
Chairman/CEO, Della Femina Rothschild Jeary and Partners

Frederick E. Guest II
President, Guest Capital LLC; former Chairman of Bessemer Securities Corp. and Bessemer Venture Partners

David J. Londoner
G.P., The North River Company; former MD of Schroder & Co.

Lee S. Simonson
President, Simonson Associates, former CEO of Broadcasting Partners

Phillip R. Thune
Chief Operating Officer, Chief Financial Officer, Treasurer, FindWhat.com

Officers

David C. Rae
Chief Strategy Officer

Anthony A. Garcia
Chief Technology Officer

Brenda Agius
SVP – Finance

Jason Williams
SVP/GM, Merchant Services

Rick Szatkowski
SVP/GM, FindWhat.com Network/Private Label

Daniel Ballister
Vice President – Sales

Joanie Glance
Vice President – Human Resources

John Moran
Vice President – Operations

Peter Neumann
Vice President – Business Development

John Pisaris
Vice President

Robert Protheroe
Vice President – Technology